Form 10-K405, Exhibit 13
period 2000-01-29
TOO INC
filed 2000-04-27
CIK 1085482

                                                                      EXHIBIT 13

                         FINANCIAL STATEMENT INFORMATION

FINANCIAL SUMMARY
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA, NUMBER OF STORES AND ANNUAL SALES PER AVERAGE SQUARE FOOT)

                                                                              FISCAL YEARS ENDED
                                            -----------------------------------------------------------------------------------
                                             JANUARY 29,      JANUARY 30,      JANUARY 31,     FEBRUARY 1,       FEBRUARY 3,
                                                2000              1999             1998            1997            1996 (1)
                                            -----------------------------------------------------------------------------------
SUMMARY OF OPERATIONS
    Net sales                                   $ 452,355        $ 376,943        $ 322,150       $ 258,818          $ 214,302
    Gross income (2)                              160,333          125,214           95,247          60,844             38,237
    General, administrative and store
         operating expenses                       117,878           97,333           83,381          69,802             57,631
    Operating income (loss)                        42,455           27,881           11,866          (8,958)           (19,394)
    Net income (loss)                              24,576           16,681            7,166          (5,458)           (11,594)
    Earnings (loss) per share - basic           $    0.80        $    0.54        $    0.23       $   (0.18)         $   (0.38)
    Earnings (loss) per share - diluted (3)     $    0.79        $    0.54        $    0.23       $   (0.18)         $   (0.38)

BALANCE SHEET DATA:
    Inventories                                 $  34,656        $  27,565        $  18,661       $  20,437          $  16,046
    Total assets                                  178,593           90,769           73,574          75,193             73,372
    Total debt                                     50,000               --               --              --                 --
    Total shareholders' equity                     45,467           50,017           37,065          53,923             64,594

SELECTED OPERATING DATA:
    Comparable store sales increase
         (decrease) (4)                                 9%              15%              20%              8%                (4)%
    Total net sales growth                           20.0%            17.0%            24.5%           20.8%              23.3%
    Gross income rate (5)                            35.4%            33.2%            29.6%           23.5%              17.8%
    Operating income (loss) rate (5)                  9.4%             7.4%             3.7%           (3.5)%             (9.0)%
    Total number of stores open at
         year end                                     352              319              312             308                288
    Total square feet at year end                   1,441            1,281            1,244           1,224              1,143
    Annual sales per average square
         foot (6)                                $    330         $    300        $     259        $    214           $    207
    Cash flow from operations                    $ 69,547         $ 17,361        $  30,294        $ 13,764           $ (3,114)
    Capital expenditures                         $ 31,424         $ 14,294        $   4,780        $  8,504           $ 25,341

(1)      Represents the 53-week fiscal year ended February 3, 1996.
(2) Gross income equals net sales less costs of goods sold, buying and occupancy costs.
(3) If historical diluted earnings per share were adjusted to reflect additional interest expense, net of interest income and related income taxes, which would have been incurred given retroactive effect to the Company's current capital structure, adjusted diluted earnings per share would have been $.75, $.47, $.16, $(.24) and $(.44) for each of the five years ended January 29, 2000.
(4) A store is included in our comparable store sales calculation once it has completed 52 weeks of operation. Further, stores that are expanded more than 20% in square feet are treated as new stores for purposes of this calculation.
(5)      Calculated as a percentage of net sales.
(6) Annual sales per average square foot is the result of dividing net sales for the fiscal year by average gross square feet, which reflects the impact of opening and closing stores throughout the year.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes to those consolidated financial statements. For the purposes of the following discussion, unless the context otherwise requires, "Too, Inc.", "Limited Too", "Too", the "Company," "we", "our" and "us" refer to Too, Inc. and our subsidiaries.

GENERAL

Too, Inc. is a rapidly growing, specialty retailer that sells apparel, underwear, sleepwear, swimwear, lifestyle and personal care products for fashion-aware, trend-setting young girls ages seven to fourteen years. Established in 1987 by The Limited, Inc., Too grew moderately from inception through 1995. During this period, the Company suffered from inconsistent operational and financial performance. Starting in March 1996, several key management changes were made beginning with the addition of our current Chairman, President and Chief Executive Officer, Michael W. Rayden. The results since these changes were made have been dramatic.

Since fiscal 1996, we have:

o increased net sales approximately 75% to $452 million from $259 million through increases in comparable store sales and, more recently, new store growth,

o improved our gross income rate to 35.4% from 23.5% as a result of better merchandise assortments, higher merchandise margins and improved inventory control,

o increased our operating income rate to 9.4% from a loss of (3.5%) due to improved per store productivity and slowing the growth in certain components of selling, general and administrative expense,

o embarked on several strategic initiatives designed to further enhance our financial and operational performance and to build Limited Too into a 360-degree brand including greater focus on our target market, introducing the "Girl Power" store format, mailing the first "catazine" and the introduction of our Web site with e-commerce to follow.

In August 1999, we were completely spun-off from The Limited and we became an independent, separately traded public company listed on the New York Stock Exchange.

Effective August 23, 1999, The Limited distributed to its shareholders of record as of August 11, 1999, all of its ownership interest in Too on the basis of one share of Too common stock for each seven shares of The Limited common stock (the "Spin-off"). The Spin-off resulted in 30.7 million shares of Too common stock outstanding as of August 23, 1999. Additionally, in connection with the Spin-off, Too and The Limited entered into certain transitional service agreements, which are described in Note 8 to the Consolidated Financial Statements.

RESULTS OF OPERATIONS (AS A PERCENT OF SALES)

                                                     FISCAL YEARS ENDED
                                      ---------------------------------------------------
                                        JANUARY 29,        JANUARY 30,       JANUARY 31,
                                           2000              1999              1998
                                      ---------------    --------------    --------------
Net sales                                      100.0%            100.0%            100.0%
Costs of goods sold, buying and
     occupancy costs                            64.6              66.8              70.4
                                      --------------     -------------     -------------
Gross income                                    35.4              33.2              29.6
General, administrative and store
     operating expenses                         26.1              25.8              25.9
                                      --------------     -------------     -------------
Operating income                                 9.4               7.4               3.7
Interest expense, net                            0.3                --                --
                                      --------------     -------------     -------------
Income before income taxes                       9.1               7.4               3.7
Provision for income taxes                       3.6               3.0               1.5
                                      --------------     -------------     -------------
Net income                                       5.4%              4.4%              2.2%
                                      ==============     =============     =============

On a historical basis, net income increased 47% in fiscal 1999 to $24.6 million or $.79 per diluted share versus net income of $16.7 million or $.54 per diluted share in fiscal 1998. Adjusted net income increased 60% to $23.4 million or $.75 per diluted share compared to adjusted net income of $14.6 million, or $.47 per diluted share for fiscal 1998.

In connection with the Spin-off, the Company entered into a five-year, $100 million credit agreement (the "Credit Facility") with a syndicate of banks. The Credit Facility is comprised of a $50 million term loan and a $50 million revolving credit commitment. The Company borrowed funds under the term portion of the Credit Facility to pay a one-time $50 million dividend to The Limited and borrowed approximately $14 million from the revolving portion of the Credit Facility principally to repay a portion of the working capital advances made by The Limited in 1999 prior to the Spin-off. Adjusted net income and adjusted earnings per share are presented as if these borrowings were outstanding for all periods presented.

                                                                  FISCAL YEARS ENDED
                                                     --------------------------------------------
                                                      JANUARY 29,     JANUARY 30,    JANUARY 31,
                                                         2000            1999           1998
                                                     -------------   -------------  -------------
Earnings per diluted share on a historical basis         $   0.79        $   0.54        $  0.23
                                                     =============   =============  =============

Adjusted earnings per diluted share:

Net income as reported                                   $ 24,576        $ 16,681        $ 7,166

     Adjusted interest expense, net of tax (1)              1,208           2,087          2,087
                                                     -------------   -------------  -------------

Net income as adjusted                                   $ 23,368        $ 14,594        $ 5,079
                                                     =============   =============  =============

Adjusted earnings per diluted share (2)                  $   0.75        $   0.47        $  0.16
                                                     =============   =============  =============

(1) Adjusted interest expense includes interest expense and financing fees, net of interest income and the related tax benefit, on approximately $52 million of average indebtedness.
(2) Adjusted earnings per diluted share is calculated by dividing adjusted net income for each period by fiscal 1999 weighted average diluted shares.


FINANCIAL SUMMARY

Summarized annual financial data for the last three fiscal years is presented below:

                                                               FISCAL YEARS ENDED                             % CHANGE
                                                  ----------------------------------------------    --------------------------------
                                                   JANUARY 29,     JANUARY 30,      JANUARY 31,         1999-           1998-
                                                      2000            1999             1998             1998            1997
                                                  -------------   -------------    -------------    ------------    ------------
Net sales (millions)                                   $   452         $   377          $   322              20%             17%
Comparable store sales increase (1)                          9%             15%              20%
Annual sales per average square foot (2)               $   330         $   300          $   259              10%             16%
Sales per average store (thousands)                    $ 1,349         $ 1,204          $ 1,039              12%             16%
Average store size at year end (square feet)             4,094           4,015            3,987               2%              1%
Total square feet at year end (thousands)                1,441           1,281            1,244              12%              3%
Number of stores:
     Beginning of year                                     319             312              308
          Opened                                            42              10                7
          Closed                                            (9)             (3)              (3)
                                                  -------------   -------------    -------------
     End of year                                           352             319              312
                                                  =============   =============    =============

     Stores remodeled                                       18              15               --

     Stores with "Girl Power" format                        89              29                4

     Percentage of stores in "Girl Power" format            25%              9%               1%

(1) A store is included in our comparable store sales calculation once it has completed 52 weeks of operation. Further, stores that are expanded more than 20% in square feet are treated as new stores for the purpose of this calculation.
(2) Annual sales per average square foot is the result of dividing net sales for the fiscal year by average gross square feet, which reflects the impact of opening and closing stores throughout the year.

FISCAL YEAR ENDED JANUARY 29, 2000 COMPARED TO FISCAL YEAR ENDED JANUARY 30,
1999

NET SALES - Net sales for 1999 increased 20% to $452.4 million from $376.9 million for 1998. The increase was primarily a result of a 9% increase in comparable store sales, with the balance attributable to the net addition of 33 stores. Net sales productivity increased 10% to $330 per average square foot due in part to the increase in the number of stores operating under the Girl Power format. Average sales per store are substantially higher under the Girl Power format compared to the stores for the balance of the Company. Within merchandise categories, knit tops showed a significant sales increase, led by cut-and-sewn tops and graphic and active T-shirts. The add-on category (principally underwear, sleepwear and swimwear) and accessories also increased significantly.

GROSS INCOME - The gross income rate expressed as a percentage of net sales, increased to 35.4% from 33.2% for 1998. The increase in rate was primarily attributable to higher initial markups and lower markdowns. These gains were partially offset by an increase in buying and occupancy costs, expressed as a percentage of net sales, due to an increase in buying payroll and incremental catalog costs which were not incurred in 1998.

GENERAL, ADMINISTRATIVE AND STORE OPERATING EXPENSES - General, administrative and store operating expenses, expressed as a percentage of net sales, increased to 26.1% from 25.8% for 1998. This increase was attributable to various expenses associated with the Spin-off, incremental catalog costs net of shipping and handling revenue and increased distribution center costs. These increases were partially offset by a decrease in expense allocations from The Limited.

OPERATING INCOME - Operating income, expressed as a percentage of net sales, increased to 9.4% for 1999 from 7.4% for 1998. The increase was attributable to higher merchandise margins partially offset by higher general, administrative and store operating expenses.

INTEREST EXPENSE - Interest expense, net of interest income, amounted to $1.5 million in fiscal 1999 and related to borrowings under the Company's $100 million Credit Facility entered into in August, 1999. No interest expense was incurred in fiscal 1998 or 1997. Interest expense also includes the amortization of financing fees and related costs incurred in connection with the Credit Facility.

FISCAL YEAR ENDED JANUARY 30, 1999 COMPARED TO FISCAL YEAR ENDED JANUARY 31,
1998

NET SALES - Net sales for 1998 increased 17% to $376.9 million from $322.2 million in 1997. The increase was primarily attributable to a 15% increase in comparable store sales and the net addition of seven stores. During the third quarter of fiscal 1997, we exited the infant merchandise category because it was inconsistent with a store environment that appeals to our target customer. Therefore, excluding infant sales in 1997, we experienced a 24% increase in comparable store sales over the prior year. While sales increased across virtually all merchandise categories, add-on, lifestyles, personal care products under our "GirlCare" product line and tops experienced significant increases. Net sales productivity increased 16% to $300 per average square foot.

GROSS INCOME - The gross income rate, expressed as a percentage of net sales, increased to 33.2% in 1998 from 29.6% in 1997. The increase in rate was attributable to an increase in initial markup on merchandise and a decrease in buying and occupancy costs, expressed as a percentage of net sales, due to the leverage achieved through higher comparable store sales. The improvement in these margin components was slightly offset by an increase in markdowns experienced during the fall season as a result of underperformance in the ready-to-wear category and overassortment in the bottoms categories.

GENERAL, ADMINISTRATIVE AND STORE OPERATING EXPENSES - General, administrative and store operating expenses, expressed as a percentage of net sales, improved slightly to 25.8% in 1998 from 25.9% in 1997. The favorable leveraging of these expenses associated with improved sales productivity was partially offset by an increase in overhead allocations from The Limited. The increase in the allocated expenses included information technology costs, including Year 2000 costs, and central distribution center costs, driven by unit growth.

OPERATING INCOME - Operating income, expressed as a percentage of net sales, was 7.4% and 3.7% in fiscal 1998 and 1997, respectively. The improvement in 1998 over 1997 was due principally to the improvement in merchandise margins and the positive leveraging of buying and occupancy expenses arising from increases in comparable store sales.

SEASONALITY AND QUARTERLY FLUCTUATIONS

As illustrated in the table below, our business is highly seasonal, with significantly higher sales, gross income and net income realized during the fourth quarter, which includes the holiday selling season.

(IN THOUSANDS EXCEPT PERCENTAGES)

1999 QUARTERS                     FIRST          SECOND           THIRD          FOURTH
-------------                   ---------       ---------       ---------       ---------
Net sales                       $ 95,048        $ 86,864        $114,802        $155,641
     % of full year                 21.0%           19.2%           25.4%           34.4%
Gross income                    $ 31,724        $ 28,606        $ 38,346        $ 61,657
     % of full year                 19.8%           17.8%           23.9%           38.5%
Net income                      $  1,622        $  1,004        $  4,740        $ 17,210
     % of full year                  6.6%            4.1%           19.3%           70.0%

1998 QUARTERS
-------------

Net sales                       $ 82,257        $ 74,746        $ 96,720        $123,220
     % of full year                 21.8%           19.8%           25.7%           32.7%
Gross income                    $ 24,888        $ 24,016        $ 29,870        $ 46,440
     % of full year                 19.9%           19.2%           23.8%           37.1%
Net income                      $    736        $    240        $  4,248        $ 11,457
     % of full year                  4.4%            1.4%           25.5%           68.7%

FINANCIAL CONDITION

Our balance sheet reflects not only the effects of the Spin-off but increased financial strength as a result of a substantial increase in operating income and cash flow from operations. A more detailed discussion of liquidity, capital resources and capital requirements follows.

LIQUIDITY AND CAPITAL RESOURCES

Cash provided from operating activities provided the resources to support operations, including projected growth, seasonal working capital requirements and capital expenditures. Additionally, the Company entered into a $100 million Credit Facility used to finance a $50 million dividend to The Limited as well as the repayment of a portion of working capital advances made by The Limited in 1999 prior to the Spin-off. At January 29, 2000, only the $50 million five-year term portion of the Credit Facility was outstanding.

A summary of the Company's working capital position and capitalization follows (thousands):

                                                                       FISCAL YEARS ENDED
                                                         ------------------------------------------------
                                                          JANUARY 29,      JANUARY 30,     JANUARY 31,
                                                             2000             1999             1998
                                                         --------------   --------------  ---------------
Net cash provided by operating activities                     $ 69,547         $ 17,361         $ 30,294

Working capital (deficit)                                     $ 26,098         $    311         $ (8,945)

Capitalization:
    Long-term debt                                              50,000               --               --
    Shareholders' equity (1)                                    45,467           50,017           37,065
                                                         --------------   --------------  ---------------
Total capitalization                                          $ 95,467         $ 50,017         $ 37,065
                                                         ==============   ==============  ===============

Additional amounts available under the revolving
    portion of the Credit Facility                            $ 50,000               --               --

(1) Prior to the Spin-off, shareholders' equity was comprised solely of the net investment by The Limited.

OPERATING ACTIVITIES

Net cash provided by operating activities amounted to $69.5 million for fiscal 1999 versus $17.4 million for fiscal 1998. The increase was primarily driven by an increase in net income, plus depreciation and amortization expense and an increase in accounts payable and accrued expenses in fiscal 1999 versus 1998. Cash flow from operations decreased in 1998 versus 1997 as higher net income was more than offset by an increase in inventories and higher income tax payments.

INVESTING ACTIVITIES

Capital expenditures increased substantially in 1999 to $31.4 million from $14.3 million in 1998 and $4.8 million in 1997. Capital expenditures were used primarily to construct new stores and remodel existing stores.

FINANCING ACTIVITIES

Financing activities in 1999 included an increase of $20.9 million in the net investment by The Limited representing $32.9 million of working capital advances through the date of the Spin-off, of which $12 million was repaid on August 13, 1999 with proceeds from the $100 million Credit Facility. Additionally, the Company paid a $50 million cash dividend to The Limited with proceeds from the Credit Facility on August 13, 1999. In connection with the Spin-off, the balance of the net investment by The Limited was converted to common stock and paid in capital based on the 30.7 million shares issued with a par value of $.01 per share. The Company also paid off borrowings under the revolving portion of the $100 million Credit Facility during the third quarter.

CAPITAL EXPENDITURES

Capital expenditures amounted to $31.4 million, $14.3 million and $4.8 million for fiscal 1999, 1998 and 1997, respectively. Approximately $28 million of capital expenditures made in 1999 were for the construction of new stores and the remodeling of existing stores with a substantial portion of the remaining expenditures related to information technology initiatives. Substantially all capital expenditures in 1998 and 1997 were for constructing new and remodeled stores.

We anticipate spending between $40 and $45 million in 2000 for capital expenditures, of which $30 to $35 million will be for new stores, remodeling or expansion of existing stores and related fixtures and equipment. We intend to add 210,000 to 230,000 square feet in 2000, which will represent a 15% to 16% increase over year-end 1999. We anticipate that the increase will result from opening approximately 50 to 55 new stores and expanding a portion of the 10 stores identified for remodeling.

We estimate that the average cost for leasehold improvements, furniture and fixtures for stores to be opened in 2000 will be approximately $390,000 per store, after giving effect to landlord allowances. Average pre-opening costs per store, which will be expensed as incurred, are expected to approximate $10,000 while inventory purchases are expected to average approximately $75,000 per store. We also anticipate approximately $10 million in capital expenditures in fiscal 2000 principally related to the construction of a new distribution center and home office scheduled for completion in the first half of 2002.

We expect that substantially all capital expenditures in 2000 will be funded by net cash provided by operating activities.

TRANSITIONAL SERVICES AND SEPARATION AGREEMENTS

In connection with the Spin-off, the Company entered into several Transitional Services and Separation Agreements (the "Transitional Services Agreements") with The Limited that govern certain aspects of our ongoing relationship. We believe that the terms of these agreements are similar to terms achievable through arm's length negotiations with third parties.

A summary of some of the more significant Transitional Services Agreements follows:

TRADEMARK AND SERVICE MARK LICENSING AGREEMENT

We have entered into an exclusive trademark and service mark licensing agreement (the "Trademark Agreement") with The Limited that will allow us to operate under the "Limited Too" brand name. The agreement will have an initial term of five years after the Spin-off, renewable annually at our option. All licenses granted under the agreement will be granted free of charge. In return, we will be required to provide The Limited with the right to inspect our stores and distribution facilities and an ability to review and approve our advertising. Under the Trademark Agreement, we will only be able to use the brand name "Limited Too" in connection with any business in which we sell to our current target customer group or to infants and toddlers. In addition, we may not use the Limited Too brand name or its derivative that competes with merchandise currently offered by The Limited or its subsidiaries, unless it is for our current target customer group. The Limited has the right to terminate the Trademark Agreement under certain limited conditions.

SERVICES AGREEMENT

The Services Agreement relates to transitional services that The Limited or its subsidiaries or affiliates will provide to us subsequent to the Spin-off. Under this agreement, The Limited will provide services in exchange for fees which we believe are similar in material respects to what a third-party provider would charge, and will be based on several billing methodologies. Under one of these billing methodologies, which is the most prevalent, The Limited will provide us with services at costs comparable to those charged to other businesses operated by The Limited from time to time. We will generally be obligated to purchase those services at fees equal to The Limited's costs of providing the services plus 5% of these costs. However, third party costs are not subject to the 5% mark-on. Subsequent to fiscal 1999, the services that The Limited will provide to us principally relate to management information systems through the first anniversary of the Spin-off and merchandise distribution covering flow of goods from factory to store through the third anniversary of the Spin-off.

STORE LEASES AGREEMENT

At January 29, 2000, 126 of our stores were adjacent to The Limited's stores. Of these, 122 stores are subject to sublease agreements (the "Store Leases Agreement") with The Limited for stores where we occupy space that The Limited leases from third party landlords (the "Direct Limited Leases"). Under the terms of the Store Leases Agreement, we are responsible for our proportionate share, based on the size of our selling space, of all costs (principally rent, excess rent, if applicable, maintenance and utilities).

All termination rights and other remedies under the Direct Limited Leases will remain with The Limited. If The Limited decides to terminate any of the Direct Limited Leases early, The Limited must first offer to assign such lease to us. If, as a result of such early termination by The Limited, we are forced to remodel our store or relocate within the mall, The Limited will compensate us with a combination of cash payments and loans which will vary depending on the remaining term of the affected store lease at the time the Limited closes its adjacent store as follows:

                                    CASH            LOAN
REMAINING LEASE TERM               PAYMENT         AMOUNT
-----------------------------    ------------    ------------
Less than one year                        --        $100,000
One to two years                    $ 50,000         100,000
Three to four years                  100,000         100,000
Greater than four years              100,000         150,000

Approximately 100 of the Direct Limited Leases of which we are a part are scheduled to expire during 2005 or later. We may not assign or sublet our interest in those premises, except to an affiliate, without The Limited's consent. If The Limited intends to sublet or assign its portion of the leased premises under any of the Direct Limited Leases to any non-affiliate, it will be required to give us 60 days notice, and we will be allowed to terminate our interest.

Approximately 73 of our direct leases are guaranteed by The Limited. Pursuant to the Store Leases Agreement, we are required to make additional payments to The Limited as consideration for the guarantees that The

Limited provides under such leases along with amounts for adjacent stores based on those locations achieving certain performance targets.

CREDIT FACILITY

In August 1999, we entered into a five-year, $100 million collateralized Credit Facility. The Credit Facility consists of a $50 million five-year term loan and a $50 million, five-year revolving credit commitment. The Credit Facility's interest rates, which reflect matrix pricing, are based on the London Interbank Offered Rate or Prime plus a spread as defined in the agreement. The term loan is interest only until the end of the third year at which time the amortization of the outstanding principle balance will begin. The Credit Facility contains customary representations and warranties as well as certain affirmative, negative and financial covenants.

At year-end, the entire amount of the $50 million revolving credit commitment was available to fund working capital requirements and for general corporate purposes.

IMPACT OF INFLATION

Our results of operations and financial condition are presented based upon historical cost. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, we believe that the effects of inflation, if any, on our results of operations and financial condition have been minor.

YEAR 2000

The Company's information systems are primarily operated by The Limited using Limited hardware in their facilities pursuant to the Transition Services Agreement. Additionally, we use a variety of proprietary and third party computer technologies -- hardware and software -- directly in our business. We participated in the Year 2000 readiness efforts undertaken by The Limited both prior to and subsequent to the Spin-off. We are not aware of any Year 2000 related incident or activity that occurred which resulted in any major disruption to our business. Additionally, we are not aware of any Year 2000 related event or situation either within the Company or at a major vendor which would materially affect the Company's financial position or results of operations.

Total expenditures, exclusive of internal payroll costs, incurred from 1997 through January 29, 2000 related to remediation, testing, conversion, replacement and upgrading system applications were approximately $6.7 million, of which approximately $2.3 million represent capital assets which are being amortized principally over a period of three or five years beginning in May 1999.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Any forward-looking statements contained in this Management Discussion and Analysis or elsewhere involve risks and uncertainties and may change based on various important factors, many of which may be beyond our control. Thus, our future performance and financial results may differ materially from those expressed or implied in any such forward-looking statements. Forward-looking statements are indicated by words such as "anticipate," "estimate," "expect," "intend," "risk," "could," "may," "will," "pro forma," "likely," "possible," "potential" and similar words and phrases and the negative forms and variations of these words and phrases.

Factors such as changes in consumer spending patterns and preferences, competition, pricing, weather patterns, overall economic conditions, political stability, currency and exchange risk, duties, tariffs or quotas, availability of suitable store locations at appropriate terms, ability to develop new merchandise, and ability to hire and train associates, among others, in some cases have affected and in the future could affect our financial performance and actual results and could cause actual results for 2000 and beyond to differ materially from those expressed or implied in any such forward-looking statements.

                                    TOO, INC.
                        CONSOLIDATED STATEMENTS OF INCOME
                     (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                                  1999            1998           1997
                                             -------------   -------------  -------------
Net sales                                       $ 452,355       $ 376,943      $ 322,150
     Costs of goods sold, buying and
          occupancy costs                         292,022         251,729        226,903
                                             -------------   -------------  -------------
Gross income                                      160,333         125,214         95,247
     General, administrative and store
          operating expenses                      117,878          97,333         83,381
                                             -------------   -------------  -------------
Operating income                                   42,455          27,881         11,866
Interest expense, net                               1,479              --             --
                                             -------------   -------------  -------------
Income before income taxes                         40,976          27,881         11,866
Provision for income taxes                         16,400          11,200          4,700
                                             -------------   -------------  -------------
Net income                                      $  24,576       $  16,681      $   7,166
                                             =============   =============  =============

NET INCOME PER SHARE:

     Basic                                      $    0.80       $    0.54      $    0.23
                                             =============   =============  =============

     Diluted                                    $    0.79       $    0.54      $    0.23
                                             =============   =============  =============

WEIGHTED AVERAGE COMMON SHARES:

     Basic                                         30,674          30,674         30,674
                                             =============   =============  =============

     Diluted                                       30,974          30,674         30,674
                                             =============   =============  =============


The accompanying Notes are an integral part of these Consolidated Financial Statements

                                    TOO, INC.
                           CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS EXCEPT SHARE AMOUNTS)

                                                                     JANUARY 29,     JANUARY 30,
                                                                        2000            1999
                                                                    -------------  --------------
                             ASSETS
CURRENT ASSETS:
     Cash and equivalents                                              $  59,984        $    987
     Receivables                                                           2,863           1,440
     Inventories                                                          34,656          27,565
     Store supplies                                                        6,171           5,237
     Deferred income taxes                                                 2,904           3,751
     Other                                                                   504             582
                                                                    -------------  --------------
Total current assets                                                     107,082          39,562

Property and equipment, net                                               61,874          44,894
Deferred income taxes                                                      7,838           6,313
Other assets                                                               1,799              --
                                                                    -------------  --------------

Total assets                                                           $ 178,593        $ 90,769
                                                                    =============  ==============


              LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
     Accounts payable                                                  $  20,754        $  3,108
     Accrued expenses                                                     46,689          24,260
     Income taxes payable                                                 13,541          11,883
                                                                    -------------  --------------
Total current liabilities                                                 80,984          39,251

Long-term debt                                                            50,000              --

Other long-term liabilities                                                2,142           1,501

Commitments and contingencies

                      SHAREHOLDERS' EQUITY
Preferred stock, 50 million shares authorized                                 --              --
Common stock, $.01 par value, 100 million shares authorized,
     30.7 million issued and outstanding at January 29, 2000                 307              --
Paid in capital                                                           24,410              --
Retained earnings since effective date, August 23, 1999                   20,750              --
Net investment by The Limited                                                 --          50,017
                                                                    -------------  --------------

Total shareholders' equity                                                45,467          50,017
                                                                    -------------  --------------

Total liabilities and shareholders' equity                             $ 178,593        $ 90,769
                                                                    =============  ==============


The accompanying Notes are an integral part of these Consolidated Financial Statements

                                    TOO, INC.
                      CONSOLIDATED STATEMENTS OF CHANGES IN
                              SHAREHOLDERS' EQUITY
                                 (IN THOUSANDS)


                                                                                        NET
                                                                                     INVESTMENT                       TOTAL
                                             COMMON         PAR        PAID IN         BY THE        RETAINED     SHAREHOLDERS'
                                             SHARES        VALUE       CAPITAL        LIMITED        EARNINGS        EQUITY
                                           ------------ ------------ -------------  -------------  ------------- ----------------
BALANCES, FEBRUARY 1, 1997                                                              $ 53,923                        $ 53,923

Net income                                                                                 7,166                           7,166
Transfers to The Limited, net                                                            (24,024)                        (24,024)
                                                                                    -------------                ----------------

BALANCES, JANUARY 31, 1998                                                                37,065                          37,065

Net income                                                                                16,681                          16,681
Transfers to The Limited, net                                                             (3,729)                         (3,729)
                                                                                    -------------                ----------------

BALANCES, JANUARY 30, 1999                                                                50,017                          50,017

Net income prior to Spin-off                                                               3,826                           3,826
Cash dividend to The Limited                                                             (50,000)                        (50,000)
Distribution of Too, Inc. common stock
     by The Limited                             30,674        $ 307      $ 24,410        (24,717)
Transfers from The Limited, net                                                           20,874                          20,874
Net income after Spin-off                                                                              $ 20,750           20,750
                                           ------------ ------------ -------------  -------------  ------------- ----------------

BALANCES, JANUARY 29, 2000                      30,674        $ 307      $ 24,410             --       $ 20,750         $ 45,467
                                           ============ ============ =============  =============  ============= ================


The accompanying Notes are an integral part of these Consolidated Financial Statements

                                    TOO, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                     1999           1998            1997
                                                                -------------  -------------   -------------
CASH FLOWS FROM OPERATING ACTIVITIES:

    Net income                                                      $ 24,576       $ 16,681         $ 7,166

IMPACT OF OTHER OPERATING ACTIVITIES ON CASH FLOWS:

    Depreciation and amortization                                     13,804         10,563          10,626

    CHANGES IN ASSETS AND LIABILITIES:

       Inventories                                                    (7,091)        (8,904)          1,776
       Accounts payable and accrued expenses                          40,075          2,215             666
       Income taxes                                                      980         (3,114)          9,248
       Other assets and liabilities                                   (2,797)           (80)            812
                                                                -------------  -------------   -------------

    NET CASH PROVIDED BY OPERATING ACTIVITIES                         69,547         17,361          30,294
                                                                -------------  -------------   -------------

INVESTING ACTIVITIES:

    Capital expenditures                                             (31,424)       (14,294)         (4,780)
                                                                -------------  -------------   -------------

    CASH USED FOR INVESTING ACTIVITIES                               (31,424)       (14,294)         (4,780)
                                                                -------------  -------------   -------------

FINANCING ACTIVITIES:

    Net increase (decrease) in net investment by
          The Limited                                                 20,874         (3,729)        (24,024)
    Proceeds from borrowings under the Credit Facility                64,235             --              --
    Payment of dividend to The Limited                               (50,000)            --              --
    Repayment of borrowings under the Credit Facility                (14,235)            --              --
                                                                -------------  -------------   -------------

    NET CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES              20,874         (3,729)        (24,024)
                                                                -------------  -------------   -------------

    NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS                   58,997           (662)          1,490

    Cash and equivalents, beginning of year                              987          1,649             159
                                                                -------------  -------------   -------------

    Cash and equivalents, end of year                               $ 59,984       $    987         $ 1,649
                                                                =============  =============   =============


The accompanying Notes are an integral part of these Consolidated Financial Statements

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF FINANCIAL STATEMENT PRESENTATION

Too, Inc., (referred herein as "Too" or the "Company") is a specialty retailer that sells apparel, underwear, sleepwear, swimwear, lifestyle and personal care products for fashion-aware, trend-setting young girls ages seven to fourteen years. The accompanying consolidated financial statements include the accounts of Too, Inc. and its subsidiaries and reflect the Company's assets, liabilities, results of operations and cash flows on a historical cost basis. The Company was established in 1987 and, prior to the Spin-off, was a wholly-owned subsidiary of The Limited, Inc. ("The Limited").

Effective August 23, 1999, The Limited distributed to its shareholders of record as of August 11, 1999, all of its interest in Too on the basis of one share of Too common stock for each seven shares of The Limited common stock (the "Spin-off"). The Spin-off resulted in 30.7 million shares of Too common stock outstanding as of August 23, 1999. As a result of the Spin-off, the Company became an independent, separately traded, public company. In connection with the Spin-off, Too and The Limited entered into certain agreements which are more fully described in Note 8. The Company's largest shareholder is also the largest shareholder of The Limited, Inc.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Too and all subsidiaries which are more than 50% owned. All significant intercompany balances and transactions have been eliminated in consolidation. The Company has one reportable segment which includes all of its products.

FISCAL YEAR

The Company's fiscal year ends on the Saturday closest to January 31. Fiscal years are designated in the financial statements and notes by the calendar year in which the fiscal year commences. The results for fiscal years 1999, 1998 and 1997 represent the 52-week periods ended January 29, 2000, January 30, 1999, and January 31, 1998.

CASH EQUIVALENTS

The Company considers short-term investments with original maturities of three months or less to be cash equivalents.

INVENTORIES

Inventories are principally valued at the lower of average cost or market, on a first-in, first-out basis, utilizing the retail method.

STORE SUPPLIES

The initial inventory of supplies for new stores including, but not limited to, hangers, signage, security tags, packaging and point-of-sale supplies is capitalized at the store opening date. In lieu of amortizing the initial balance, subsequent shipments are expensed, except for new merchandise presentation programs, which are capitalized. Store supplies are periodically inventoried and adjusted as appropriate for changes in supply levels or costs.

CATALOG AND ADVERTISING COSTS

Catalog costs, principally catalog production and mailing costs, are amortized over the expected revenue stream, which is generally three to six months from the date that the catalogs are mailed. All other advertising costs, including costs associated with in-store photographs and direct mail campaigns, are expensed at the time the promotion first appears in media or in the store. Advertising costs amounted to $1,658,000, $567,000 and $755,000 for fiscal years 1999, 1998 and 1997.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation and amortization are computed on a straight-line basis, using service lives ranging principally from 7 to 10 years for building improvements and 3 to 10 years for other property and equipment. The cost of assets sold or retired and the related accumulated depreciation or amortization are removed from the accounts, with any resulting gain or loss included in net income. Maintenance and repairs are charged to expense as incurred. Major renewals and betterments that extend service lives are capitalized. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that full recoverability is questionable. The store assets are reviewed by district, in accordance with the method by which management reviews store performance. Factors used in the valuation include, but are not limited to, management's plans for future operations, recent operating results and projected cash flows. No impairment charges have been taken based on management's review.

INCOME TAXES

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," which requires the use of the liability method. Under this method, deferred tax assets and liabilities are recognized based on the difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect in the years in which those temporary differences are expected to reverse. Under SFAS No. 109, the effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Prior to the Spin-off, the Company was included in The Limited's consolidated federal and certain state income tax returns for income tax reporting purposes. However, income taxes in the Company's consolidated financial statements were calculated as if the Company had filed separate income tax returns for all periods presented. In connection with the Spin-off, the Company entered into a tax separation agreement with The Limited. The purpose of this agreement is to reflect each party's rights and obligations relating to payment and refunds of taxes attributable to periods up to and including the Spin-off.

REVENUE RECOGNITION

Sales are recorded when the customer takes possession of merchandise -- that is, the point of sale. Markdowns associated with the Frequent Buyer and "Too Bucks" Programs are recognized upon redemption in conjunction with a qualifying purchase. Catalog sales are recorded upon shipment to the customer.

STORE PRE-OPENING EXPENSES

Pre-opening expenses related to new store openings are charged to operations as incurred.

FINANCIAL INSTRUMENTS

The recorded values of financial instruments, including cash and equivalents, receivables and accounts payable, approximate fair value due to their short maturity. The recorded value of long-term debt approximates fair value as the interest rate on such debt was reset near the end of fiscal 1999.

STOCK-BASED COMPENSATION

The Company accounts for stock options using Accounting Principle Board Opinion No. 25 (APB 25) and has provided pro forma disclosures in accordance with Statement of Financial Accounting Standards No. 123 (SFAS 123).

EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if options or restricted stock were converted into common stock using the treasury stock method.

Earnings per share, as presented in the Consolidated Statements of Income, for periods prior to the Spin-off was calculated by dividing net income by the 30.7 million common shares issued in connection with the Spin-off as if these shares were outstanding for such periods. The dilutive effect of options and restricted shares used to determine diluted weighted average shares outstanding was approximately 300,000 shares for the year ended January 29, 2000.

USE OF ESTIMATES IN THE PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Since actual results may differ from those estimates, the Company revises its estimates and assumptions as new information becomes available.

3. PROPERTY AND EQUIPMENT

Property and equipment, at cost, consisted of (in thousands):

                                             JANUARY 29,       JANUARY 30,
                                                2000               1999
                                           ----------------   ---------------
Furniture, fixtures and equipment                 $ 84,166          $ 69,523
Leaseholds and improvements                         37,102            28,950
                                           ----------------   ---------------
     Total                                         121,268            98,473
Less: accumulated depreciation and
     amortization                                  (59,394)          (53,579)
                                           ----------------   ---------------
Property and equipment, net                       $ 61,874          $ 44,894
                                           ================   ===============

4. LEASED FACILITIES AND COMMITMENTS

The Company operated stores under lease agreements expiring on various dates through 2012. The initial terms of leases are generally between ten and fifteen years. Annual store rent is generally comprised of a fixed minimum amount, plus contingent rent based on a percentage of sales exceeding a stipulated amount. Many of the leases provide for future rent escalations and renewal options. Most leases require the Company to pay taxes, common area costs and certain other expenses.

At January 29, 2000, the Company operated 122 stores under sublease agreements with The Limited. These sublease agreements require the Company to pay a proportionate share, based on selling space, of all costs, principally rent, maintenance, taxes and utilities. Pursuant to the sublease agreements, the Company is required to pay contingent rent to The Limited if stores sales exceed a stipulated amount. The Limited also provides guarantees on 73 store leases and assesses a fee based on stores sales exceeding defined levels. Total contingent fees were approximately $284,000 in 1999.

A summary of rent expense for the years 1999, 1998, and 1997 follows (in thousands):

                                        1999            1998            1997
                                    -------------   -------------   -------------
Fixed minimum                           $ 32,515        $ 28,916        $ 28,198
Contingent                                 1,037             375             296
                                    -------------   -------------   -------------
     Total store rent                     33,552          29,291          28,494
Equipment and other                        1,077             880             879
                                    -------------   -------------   -------------
     Total rent expense                 $ 34,629        $ 30,171        $ 29,373
                                    =============   =============   =============

A summary of minimum rent commitments under noncancellable leases as of January 29, 2000 follows (in thousands):

2000                                                    $ 32,674
2001                                                      33,099
2002                                                      31,568
2003                                                      30,722
2004                                                      28,919
Thereafter                                                63,928

5. ACCRUED EXPENSES

Accrued expenses consisted of (in thousands):

                                                   JANUARY 29,     JANUARY 30,
                                                      2000            1999
                                                  -------------   -------------
Compensation, payroll taxes and benefits              $ 13,186         $ 5,907
Rent                                                    12,482           7,187
Taxes, other than income                                 3,092           2,252
Other                                                   17,929           8,914
                                                  -------------   -------------
     Total                                            $ 46,689        $ 24,260
                                                  =============   =============

6. CREDIT FACILITY

During August 1999, the Company entered into a five-year $100 million credit agreement (the "Credit Facility") with a syndicate of banks. The Credit Facility is collateralized by virtually all assets of the Company and is comprised of a $50 million five-year term loan and a $50 million revolving loan commitment. The entire amount of the term portion was drawn in order to fund a $50 million dividend to The Limited and $14 million was drawn million under the revolving loan commitment principally to repay a portion of working capital advances made by the Limited prior to the Spin-off.

The $50 million revolving loan commitment is available to fund working capital requirements and for general corporate purposes. Interest on borrowings under the Credit Facility is based on matrix pricing applied to either the London Interbank Offered Rate or Prime, as defined in the agreement. Payments of principal under the term loan are due at various dates from July 2002 to August 2004. A commitment fee based on matrix pricing is charged on the unused portion of the revolving loan commitment. The commitment fee is up to 1/2 of 1% of the unused revolving credit commitment per annum. Under the terms of the Credit Facility, the Company is required to comply with certain financial ratios. The Credit Facility limits the Company from incurring certain additional indebtedness and restricts substantial asset sales, capital expenditures above approved limits and cash dividends. The Company is in compliance with all applicable terms of the Credit Facility. Interest paid in fiscal 1999 amounted to $2.1 million. As of January 29, 2000, there were no amounts outstanding under the revolving portion of the Credit Facility.

The aggregate amount of future maturities for long-term debt are as follows (in thousands):

2002                                            $17,500
2003                                             20,000
2004                                             12,500
                                           -------------
                                                $50,000
                                           =============

7. INCOME TAXES

The provision (benefit) for income taxes consisted of the following (in thousands):

                                                1999              1998             1997
                                           --------------   ---------------   --------------
CURRENT:
     Federal                                    $ 13,631          $ 12,326          $ 7,804
     State                                         3,447             2,832            1,790
                                           --------------   ---------------   --------------
                                                  17,078            15,158            9,594
DEFERRED:
     Federal                                        (621)           (3,068)          (3,975)
     State                                           (57)             (890)            (919)
                                           --------------   ---------------   --------------
                                                    (678)           (3,958)          (4,894)
                                           --------------   ---------------   --------------
        Total income tax provision              $ 16,400          $ 11,200          $ 4,700
                                           ==============   ===============   ==============

A reconciliation between the statutory federal income tax rate and the effective income tax rate follows:

                                                   1999            1998           1997
                                               -------------   -------------  --------------
Federal income tax rate                                35.0 %          35.0 %          35.0 %
State income taxes, net of federal benefit              4.5             4.5             4.5
Other items, net                                        0.5             0.7             0.1
                                               -------------   -------------  --------------
                    Total                              40.0 %          40.2 %          39.6 %
                                               =============   =============  ==============

The effect of temporary differences which give rise to net deferred tax asset balances was as follows (in thousands):

                                            JANUARY 29,      JANUARY 30,
                                               2000              1999
                                           --------------   ---------------
Book depreciation in excess of tax               $ 3,306           $ 3,204
Rent                                               2,526             2,476
Inventory                                            785               881
Accrued expenses                                   2,284             1,508
Other, net                                         1,841             1,995
                                           --------------   ---------------
          Total deferred income taxes           $ 10,742          $ 10,064
                                           ==============   ===============

No valuation allowance has been provided for deferred tax assets because management believes that it is more likely than not that the full amount of the net deferred tax assets will be realized in the future.

Subsequent to the Spin-off, the Company began filing its tax returns on a separate basis. Prior to the Spin-off, income tax obligations were treated as being settled through the intercompany accounts as if the Company was filing its income tax returns on a separate company basis. Amounts paid to (received from) The Limited totaled $12 million, $14.3 million and $(4.5) million for the years 1999, 1998 and 1997, respectively. Subsequent to the Spin-off, the Company made income tax payments directly to taxing authorities amounting to $2.7 million in fiscal 1999.

8. RELATED PARTY TRANSACTIONS

Prior to the Spin-off, transactions between the Company and The Limited and its subsidiaries and affiliates primarily consisted of the following:

     Merchandise purchases
     Capital expenditures
     Inbound and outbound shipping
     Store leasing, construction and management
     Distribution center, information systems and home office expenses Corporate services and centrally managed benefits

Information with regard to these transactions is as follows:

Significant purchases were made from Mast, a wholly-owned subsidiary of The Limited. Purchases were also made from Gryphon, an indirect subsidiary of The Limited. Mast is a contract manufacturer and apparel importer while Gryphon is a developer of fragrance and personal care products and also a contract manufacturer. Prices were negotiated on a competitive basis by merchants of Too with Mast, Gryphon and manufacturers.

The Company's inbound and outbound transportation expenses were managed centrally by Limited Distribution Services, a wholly owned subsidiary of The Limited. Inbound freight was charged to Too based on actual receipts and related charges, while outbound freight was charged based on a percentage of cartons shipped.

The Company's real estate operations, including all aspects of lease negotiations and ongoing dealings with landlords and developers, were handled centrally by the real estate division of The Limited ("Real Estate Division"). Real Estate Division expenses were allocated to Too based on a combination of the Company's pro rata share of new and remodeled store construction projects and open selling square feet. Additionally, Too was charged rent expense, common area maintenance charges and utilities for stores shared with other consolidated subsidiaries of The Limited. The charges were based on square footage and represent the proportionate share of the underlying leases with third parties.

The Company was charged for usage of certain of The Limited's management information systems (MIS) facilities. The Company was also charged rent expense and utilities for certain distribution and home office space occupied.

The Company's store design and construction operations were coordinated centrally by the store planning division of The Limited ("Store Planning Division"). The Store Planning Division facilitated the design and construction of the stores and upon completion transferred the stores to Too at actual cost net of construction allowances, if any. Store Planning Division expenses were charged to Too based on a combination of Too's pro rata share of new and remodeled store construction projects and open selling square feet.

The Limited provided certain services to the Company including, among other things, certain tax, treasury, legal, corporate secretary, accounting, auditing, corporate development, risk management, associate benefit plan administration, human resource and compensation, government affairs and public relations services. Identifiable costs were charged directly to the Company. All other services-related costs not specifically attributable to an operating business were allocated to Too based upon a percentage of sales.

The Company participated in The Limited's centralized cash management system. Under this system, cash received from the Company's operations was transferred to The Limited's centralized cash accounts and cash disbursements were funded from the centralized cash accounts on a daily basis. Prior to the Spin-off, no interest was charged or earned on the cash management account. Subsequent to the Spin-off, Too earned interest on excess funds generated by the Company and invested through The Limited's cash management system.

Management believes the charges and allocations described above were reasonable. However, these charges and allocations were not necessarily indicative of the amounts that would have been recorded by Too on a stand-alone basis.

The following table summarizes the related party transactions between Too and The Limited (in thousands):

                                                                1999            1998             1997
                                                            -------------   --------------   -------------
Merchandise purchases                                          $  71,235        $  58,456        $ 42,255
Capital expenditures                                              29,867           11,818           2,359
Inbound and outbound shipping                                      6,790            6,023           5,702
Store leasing, construction and management                        58,471           50,044          23,044
Distribution center, MIS and home office expenses                 12,508            9,140           6,675
Corporate services and centrally managed functions                 8,723           13,920           9,153
                                                            -------------   --------------   -------------
                           Total                               $ 187,594        $ 149,401        $ 89,188
                                                            =============   ==============   =============

The following table summarizes activity in the net investment by The Limited account (in thousands):

                                                                          1999                1998                1997
                                                                     ----------------   -----------------   -----------------
Beginning balance                                                          $  50,017           $  37,065           $  53,923
Transactions with related parties                                            107,197             149,401              89,188
Centralized cash management, dividends and transfers                        (173,040)           (167,444)           (108,664)
Settlement of income taxes                                                    12,000              14,314              (4,548)
Net income                                                                     3,826              16,681               7,166
                                                                     ----------------   -----------------   -----------------
Ending balance                                                             $      --           $  50,017           $  37,065
                                                                     ================   =================   =================

In conjunction with the Spin-off, the Company and The Limited entered into service agreements which include among other things tax, information technology and store design and construction. These agreements are for a term of up to one year. Service agreements were also entered into for the continued use by the Company of its home office space and distribution services covering flow of goods from factory to store. These agreements are for a term of up to three years. Costs for these services are generally the costs and expenses incurred by The Limited plus five percent of such amounts, excluding any markup on third party costs. Amounts payable to the Limited were $2.8 million at January 29, 2000.

The Company does not anticipate that costs associated with the remaining service agreements provided by The Limited which expire in May 2002 or costs incurred to replace the services currently provided by The Limited will have a material adverse impact on its financial condition.

9. RETIREMENT BENEFITS

The Company sponsors a qualified defined contribution retirement plan and a nonqualified supplemental retirement plan. Participation in the qualified plan is available to all associates who have completed 1,000 or more hours of service with the Company during certain 12-month periods and attained the age of 21. Participation in the nonqualified plan is subject to service and compensation requirements. The Company's contributions to these plans are based on a percentage of the associates' eligible annual compensation. The cost of these plans was $2.9 million, $1.2 million and $1.9 million in years 1999, 1998 and 1997, respectively.

10. STOCK-BASED COMPENSATION

The Company has various stock option and restricted stock plans which provide incentive stock options, non-qualified stock options and restricted stock to officers and key associates. Stock options are granted at the fair market value of the Company's common shares on the date of grant, and generally have ten-year terms. The stock options and restricted stock grants generally vest over periods from four to six years after grant date.

Prior to the Spin-off, certain associates of the Company participated in The Limited's stock option and restricted stock plans. In connection with the Spin-off, Too associates were allowed to exercise vested Limited options within 90 days of the Spin-off date. All unvested Limited stock options and restricted shares held, including the intrinsic "in the money" value, by Too associates were replaced with Too stock options and restricted shares (collectively, the "awards"). The awards have the same ratio of the exercise price per option to the market value per share and the same vesting provisions, option periods and other terms as The Limited's awards that they replaced. The Company granted additional awards on the date of Spin-off to certain associates and independent directors with exercise prices equal to the market value of Too's common stock at the date of Spin-off. Certain restricted stock awards contained performance requirements which were attained in 1999.

A summary of changes in the Company's stock option plans for 1999 is presented below:

                                                                               WEIGHTED
                                                          NUMBER OF         AVERAGE OPTION
                                                           SHARES          PRICE PER SHARE
                                                      ------------------  -------------------
Outstanding at beginning of year
     Granted and converted                                    1,913,600          $11
     Exercised                                                       --           --
     Canceled                                                   (16,200)         $ 9
                                                      ------------------  -------------------
Outstanding at end of year                                    1,897,400          $11
                                                      ==================  ===================

Options exercisable at end  of year                              25,300          $10
                                                      ==================  ===================

The following table summarizes information about stock options outstanding at January, 29, 2000:

                                 OPTIONS OUTSTANDING                             OPTIONS EXERCISABLE
                   ---------------------------------------------------    ---------------------------------
                                       WEIGHTED
                                        AVERAGE           WEIGHTED                            WEIGHTED
   RANGE OF           NUMBER           REMAINING          AVERAGE             NUMBER           AVERAGE
EXERCISE PRICE      OUTSTANDING    CONTRACTUAL LIFE    EXERCISE PRICE       EXERCISABLE    EXERCISE PRICE
--------------     --------------  ------------------  ---------------    ---------------- ----------------
$ 5 - $10                817,000          7.2               $ 7               10,900            $ 9
$10 - $15                694,000          8.4                11               14,400             11
$15 - $20                386,400          9.4                16                   --             --
                   --------------  ------------------  ---------------    ---------------- ----------------
                       1,897,400          8.1               $11               25,300            $10
                   ==============  ==================  ===============    ================ ================

The weighted average per share fair value of options granted is estimated using the Black-Scholes option-pricing model and the following weighted average assumptions for 1999: no expected dividends, price volatility of 35%, risk-free interest rate of 7%, assumed forfeiture rate of 20% and expected life of 5.2 years.

Shares reserved under the various plans amounted to 3.8 million as of January 29, 2000. The weighted average per share fair value of options granted during 1999 was $4.82.

Under APB 25, no compensation expense is recognized in the financial statements for stock options. Had compensation expense been recognized for stock-based compensation plans in accordance with the Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", the Company would have recorded net income and diluted earnings per share of $24,027 and $.78, respectively.

A total of 524,000 restricted shares were granted in 1999 (inclusive of The Limited's restricted shares converted to Too restricted shares in connection with the Spin-off) with total market value of $8.9 million. Of this amount, 399,000 were subject to performance criteria which was met during 1999. Restricted shares generally vest over periods from four to six years. The market value of restricted shares, as adjusted at the measurement date for shares with performance requirements, is being amortized over the vesting period. Compensation expense related to restricted shares amounted to $1.7 million for 1999.

11. LEGAL MATTERS

There are various claims, lawsuits and pending actions against Too incident to the operations of its business. It is the opinion of management that the ultimate resolution of these matters will not have a material effect on Too's results of operations, cash flows or financial position.

12. QUARTERLY FINANCIAL DATA (UNAUDITED) (IN THOUSANDS, EXCEPT PER SHARE
    AMOUNTS)

1999 - AS RESTATED (1)                     FIRST          SECOND         THIRD         FOURTH
------------------------------------   -------------  ------------- -------------- -------------
Net sales                                  $ 95,048       $ 86,864      $ 114,802     $ 155,641
Gross income                                 31,724         28,606         38,346        61,657
Net income                                    1,622          1,004          4,740        17,210
Earnings per share - basic                 $   0.05       $   0.03         $ 0.15     $    0.56
Earnings per share - diluted               $   0.05       $   0.03         $ 0.15     $    0.55

Market price per share:
     - High                                      --             --      $   19.19     $   19.00
     - Low                                       --             --      $   14.38     $   15.81
     - Close                                     --             --      $   16.00     $   17.13

1999 - AS PREVIOUSLY REPORTED
------------------------------------

Net income                                 $    812       $  1,004      $   4,740     $  17,210
Earnings per share - basic                 $   0.03       $   0.03      $    0.15     $    0.56
Earnings per share - diluted               $   0.03       $   0.03      $    0.15     $    0.55

1998 - AS RESTATED (1)
------------------------------------

Net sales                                  $ 82,257       $ 74,746      $  96,720     $ 123,220
Gross income                                 24,888         24,016         29,870        46,440
Net income                                      736            240          4,248        11,457
Earnings per share - basic                 $   0.02       $   0.01      $    0.14     $    0.37
Earnings per share - diluted               $   0.02       $   0.01      $    0.14     $    0.37

1998 - AS PREVIOUSLY REPORTED
------------------------------------

Net income                                 $    189       $    240      $   4,248     $  12,379
Earnings per share - basic                 $   0.01       $   0.01      $    0.14     $    0.40
Earnings per share - diluted               $   0.01       $   0.01      $    0.14     $    0.40

(1) During the fourth quarter of 1999, the Company changed its accounting for gift certificates. The Company has given retroactive effect to this change by restating its previously issued financial statements for the years ended January 30, 1999 and January 31, 1998 and the quarterly financial statements for fiscal 1999 and 1998.

         Historically, the Company recognized net receipts (redemptions) from gift certificates as a reduction (increase) to general, administrative and store operating expenses. The Company now defers the recognition of income on these transactions until the customer takes possession of the merchandise.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Too, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Too, Inc. and its subsidiaries at January 29, 2000 and January 30, 1999, and the results of their operations and their cash flows for each of the three years in the period ended January 29, 2000, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


PricewaterhouseCoopers LLP
Columbus, Ohio
February 17, 2000