Form 10-K, Exhibit 13
period 2001-02-03
TOO INC
filed 2001-05-02
CIK 1085482

                                                                      EXHIBIT 13
                        FINANCIAL STATEMENT INFORMATION

Selected Financial Data
(in thousands, except per share data, number of stores and annual sales per average square foot)

                                                                             Fiscal Years Ended
                                                      -------------------------------------------------------------------
                                                      February 3,   January 29,   January 30,   January 31,   February 1,
                                                       2001 (1)        2000          1999          1998          1997
                                                      -------------------------------------------------------------------
Statement of Income Data:
  Net Sales                                           $ 545,040     $ 450,426     $ 374,637     $ 320,228     $ 256,699
  Gross income (2)                                      192,581       158,189       122,908        93,325        58,725
  General, administrative and store
     operating expenses                                 137,285       115,734        95,027        81,459        67,683
  Operating income (loss)                                55,296        42,455        27,881        11,866        (8,958)
  Net income (loss)                                      32,245        24,576        16,681         7,166        (5,458)
  Earnings (loss) per share - basic                   $    1.05     $    0.80     $    0.54     $    0.23     $   (0.18)
  Earnings (loss) per share - diluted                 $    1.02     $    0.79     $    0.54     $    0.23     $   (0.18)

Balance Sheet Data:
  Inventories                                         $  45,715     $  34,656     $  27,565     $  18,661     $  20,437
  Total assets                                          209,111       178,593        90,769        73,574        75,193
  Total debt                                             50,000        50,000        -             -             -
  Total shareholders' equity                             79,711        45,467        50,017        37,065        53,923

Selected Operating Data:
  Comparable store sales increase (3)(6)                      4 %           9 %          15 %          20 %           8 %
  Total net sales growth                                   21.0 %        20.2 %        17.0 %        24.7 %        20.8 %
  Gross income rate (4)                                    35.3 %        35.1 %        32.8 %        29.1 %        22.9 %
  Operating income (loss) rate (4)                         10.1 %         9.4 %         7.4 %         3.7 %        (3.5)%
  Total number of stores open at
     year end                                               406           352           319           312           308
  Total square feet at year end
     (thousands)                                          1,669         1,441         1,281         1,244         1,224
  Annual sales per average square
     foot (5)                                         $     341     $     329     $     299     $     258     $     212
  Cash flow from operations                           $  29,209     $  69,547     $  17,361     $  30,294     $  13,764
  Capital expenditures                                $  36,308     $  31,424     $  14,294     $   4,780     $   8,504

(1)  Represents the 53-week fiscal year ended February 3, 2001.
(2) Gross income equals net sales less costs of goods sold, buying and occupancy costs.
(3) A store is included in our comparable store sales calculation once it has completed 52 weeks of operation. Further, stores that are expanded more than 20% in square feet are treated as new stores for the purpose of this calculation.
(4)  Calculated as a percentage of net sales.
(5) Annual sales per average square foot is the result of dividing net sales for the fiscal year by average gross square feet, which reflects the impact of opening and closing stores throughout the year.
(6) Comparable store sales for fiscal 2000 are for the 52-weeks ended January 27, 2001.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS


You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes to those consolidated financial statements. For the purposes of the following discussion, unless the context otherwise requires, "Too, Inc.," "Limited Too," "Too," "we," "our," "the Company" and "us" refer to Too, Inc. and our subsidiaries.

GENERAL

Fiscal 2000 was a year of change and transition for us as we completed our first full year as an independent, separately traded, public company. Since our Spin-off from The Limited in August 1999, we have made solid progress on several of our financial and strategic initiatives designed to improve our financial performance and to build and strengthen our 360-degree brand. During fiscal 2000, we have:

 . increased sales 21% to $545 million

 . increased comparable store sales by 4% despite a difficult retail environment in the latter half of 2000

 . increased net income 31% to $32.2 million or $1.02 per diluted share versus net income of $24.6 million or $.79 per diluted share in fiscal 1999

 . mailed 12.5 million "catazines" which not only generated sales into its own channel, but served to drive sales to the stores

 . launched our interactive e-commerce platform on our Web site at limitedtoo.com, which is currently generating in excess of one-half million sessions per month

 . rolled out our proprietary credit card in September 2000 with over 100,000 cards issued by fiscal year-end.

Additionally, we have nearly eliminated administrative and support functions provided by The Limited after the Spin-off that were covered by the Transitional Services and Separation Agreements. This means that we are self sufficient except for the rent we pay The Limited for our home office and distribution services provided by one of their subsidiaries. We have commenced construction on our new distribution center and home office which we expect to move into during the first quarter 2002.

RESULTS OF OPERATIONS

Our results of operations, expressed as a percentage of sales, follow:

                                                           Fiscal Year Ended
                                                 ---------------------------------------
                                                 February 3,   January 29,   January 30,
                                                  2001 (1)        2000          1999
                                                 -----------   -----------   -----------
Net Sales                                             100.0 %      100.0 %        100.0 %
  Costs of goods sold, buying and
  occupancy costs                                      64.7         64.9           67.2
                                                 -----------   -----------   -----------
Gross income                                           35.3         35.1           32.8
  General, administrative and store
  operating expenses                                   25.2         25.7           25.4
                                                 -----------   -----------   -----------
Operating income                                       10.1          9.4            7.4
Interest expense, net                                   0.3          0.3            0.0
                                                 -----------   -----------   -----------
Income before income taxes                              9.9          9.1            7.4
Provision for income taxes                              3.9          3.6            3.0
                                                 -----------   -----------   -----------
Net income                                              5.9 %        5.5 %          4.4 %
                                                 ===========   ===========   ===========

(1)  Represents the 53-week fiscal year ended February 3, 2001.

Net income increased 31% in fiscal 2000 to $32.2 million or $1.02 per diluted share versus net income of $24.6 million or $.79 per diluted share in fiscal 1999. An increase in gross income and a reduction, as a percent of sales, in general, administrative and store operating expenses resulted in a 70 basis point improvement in operating income for fiscal 2000.

Financial Summary

Summarized annual financial data for the last three fiscal years is presented below:

                                                                    Fiscal Year Ended                   % Change
                                                         ---------------------------------------      -------------
                                                         February 3,   January 29,   January 30,      1999-   1998-
                                                          2001 (1)        2000          1999          2000    1999
                                                         -----------   ----------    -----------      -----   -----

Net sales (millions)                                     $     545.0   $    450.4    $     374.6        21 %    20 %
Comparable store sales increase (2)(3)                             4 %          9 %           15 %
Annual sales per average square foot (4)                 $       341   $      329    $       299         4 %    10 %
Sales per average store (thousands)                      $     1,418   $    1,347    $     1,197         5 %    13 %
Average store size at year end (square feet)                   4,111        4,094          4,015        -  %     2 %
Total square feet at year end (thousands)                      1,669        1,441          1,281        16 %    12 %
Number of stores:
  Beginning of year                                              352          319            312
     Opened                                                       58           42             10
     Closed                                                       (4)          (9)            (3)
                                                         -----------   ----------    -----------
  End of Period                                                  406          352            319
                                                         ===========   ==========    ===========

  Stores remodeled                                                10           18             15

  Stores with "Girl Power" format                                156           89             29

  Percentage of stores in "Girl Power" format                     38 %         25 %            9 %

(1)  Represents the 53-week fiscal year ended February 3, 2001.
(2) A store is included in our comparable store sales calculation once it has completed 52 weeks of operation. Further, stores that are expanded more than 20% in square feet are treated as new stores for purposes of this calculation.
(3) Comparable store sales for fiscal 2000 are for the 52-weeks ended January 27, 2001.
(4) Annual sales per average square foot is the result of dividing net sales for the fiscal year by average gross square feet, which reflects the impact of opening and closing stores throughout the year.


FISCAL YEAR ENDED FEBRUARY 3, 2001 COMPARED TO FISCAL YEAR ENDED JANUARY 29,
2000

Net Sales - Net sales for 2000 increased 21% to $545.0 million from $450.4 million for 1999. The increase was primarily a result of a 4% increase in comparable store sales and the net addition of 54 stores. Additionally, over 1% of the increase was due to an increase in catazine and e-commerce sales. Net sales productivity increased 4% to $341 per average square foot due in part to the increase in the number of stores operating under the Girl Power format. Average sales per store are higher under the Girl Power format compared to the stores for the balance of the Company.

Within merchandise categories, sales of Active apparel increased significantly led by Active bottoms and tees. Also, the entire Add-on category (principally underwear, bras, sleepwear and swimwear) posted solid sales increases as did cut and sewn knit tops.

Gross Income - The gross income rate expressed as a percentage of net sales, increased to 35.3% in fiscal 2000 from 35.1% for 1999. The increase in rate was primarily attributable to a higher merchandise margin arising from improved initial markups which were partially offset by an increase in markdowns. This increase in merchandise margin was partially offset by an increase, expressed as a percentage of net sales, in buying and occupancy costs due to incremental catazine costs. The Company mailed approximately 12.5 million catazines in fiscal 2000 compared to 1.5 million in 1999.

General, Administrative and Store Operating Expenses - General, administrative and store operating expenses, expressed as a percentage of net sales, decreased to 25.2% from 25.7% for 1999. The leveraging of store expenses associated with a 4% increase in comparable store sales and lower home office expenses, expressed as a percentage of sales, were partially offset by higher catazine and e-commerce related costs.

Operating Income - Operating income, expressed as a percentage of net sales, increased to 10.1% for 2000 from 9.4% for 1999. The increase was attributable to higher gross income and lower general, administrative and store operating expenses, expressed as a percentage of sales.

Interest Expense, Net - Interest expense, net of interest income, amounted to $1.55 million in fiscal 2000 compared to $1.48 million in 1999. Interest expense was for the term portion of borrowings under the Company's Credit Facility, while interest income was earned on the short-term investment of cash balances. Interest expense and interest income amounted to $5.04 million and $3.49 million, respectively for the year ended February 3, 2001 and $2.62 and $1.14 million, respectively, for the year ended January 29, 2000. Interest expense also includes the amortization of financing fees and related costs incurred in connection with the Credit Facility.

Income Taxes - Income tax expense amounted to $21.5 million for 2000 compared to $16.4 million for 1999. The annual effective tax rate remained unchanged at 40% for fiscal 2000.


FISCAL YEAR ENDED JANUARY 29, 2000 COMPARED TO FISCAL YEAR ENDED JANUARY 30,
1999

Net Sales - Net sales for 1999 increased 20% to $450.4 million from $374.6 million for 1998. The increase was primarily a result of a 9% increase in comparable store sales, with the balance attributable to the net addition of 33 stores. Net sales productivity increased 10% to $329 per average square foot due in part to the increase in the number of stores operating under the Girl Power format. Within merchandise categories, knit tops showed a significant sales increase, led by cut and sewn tops and Active T-shirts. The Add-on category (principally underwear, sleepwear and swimwear) and accessories also increased significantly.

Gross Income - The gross income rate expressed as a percentage of net sales, increased to 35.1% from 32.8% for 1998. The increase in rate was primarily attributable to higher initial markups and lower markdowns. These gains were partially offset by an increase in buying and occupancy costs, expressed as a percentage of net sales, due to an increase in buying payroll and incremental catazine costs which were not incurred in 1998.

General, Administrative and Store Operating Expenses - General, administrative and store operating expenses, expressed as a percentage of net sales, increased to 25.7% from 25.4% for 1998. This increase was attributable to various expenses associated with the Spin-off, incremental catazine costs and increased distribution center costs. These increases were partially offset by a decrease in expense allocations from The Limited.

Operating Income - Operating income, expressed as a percentage of net sales, increased to 9.4% for 1999 from 7.4% for 1998. The increase was attributable to higher merchandise margins partially offset by higher general, administrative and store operating expenses.

Interest Expense, Net - Interest expense, net of interest income, amounted to $1.48 million in fiscal 1999 and related to borrowings under the Company's $100-million Credit Facility entered into in August 1999. No interest expense was incurred in fiscal 1998. Interest expense also includes the amortization of financing fees and related costs incurred in connection with the Credit Facility.

Income Taxes - Income tax expense amounted to $16.4 million for 1999 compared to $11.2 million for 1998. The annual effective tax rate decreased slightly in 1999 to 40.0% from 40.2% for 1998.

FINANCIAL CONDITION

Our balance sheet remains strong due to a substantial increase in operating income and positive cash flow from operations. We were able to finance all capital expenditures with working capital generated from operations and ended the year with approximately $55 million in cash and equivalents. Our debt-to-equity ratio decreased substantially to 63% at February 3, 2001, from 110% at January 29, 2000, as long-term debt (incurred in connection with the Spin-off) remained unchanged while equity increased principally due to a 31% increase in net income. A more detailed discussion of liquidity, capital resources and capital requirements follows.

Liquidity and Capital Resources

Cash provided from operating activities provided the resources to support operations, including projected growth, seasonal working capital requirements and capital expenditures. A summary of the Company's working capital position and capitalization follows (thousands):

                                                                             Fiscal Year Ended
                                                                  ---------------------------------------
                                                                  February 3,   January 29,   January 30,
                                                                     2001          2000          1999
                                                                  -----------   -----------   -----------
Net cash provided by operating activities                         $    29,209   $    69,547   $    17,361

Working capital                                                        40,762        26,098           311

Capitalization:
  Long-term debt                                                       50,000        50,000        -
  Shareholders' equity (1)                                             79,711        45,467        50,017
                                                                  -----------   -----------   -----------
Total capitalization                                              $   129,711   $    95,467   $    50,017
                                                                  ===========   ===========   ===========

Additional amounts available under the revolving
  portion of the Credit Facility                                  $    50,000   $    50,000        -

(1) Prior to the Spin-off, shareholders' equity was composed solely of the net investment by The Limited.

In connection with the Spin-off, the Company entered into a $100-million Credit Facility used to finance a $50-million dividend to The Limited as well as the repayment of a portion of working capital advances made by The Limited prior to the Spin-off. At February 3, 2001, and January 29, 2000, only the $50-million five-year term portion of the Credit Facility was outstanding.

Operating Activities

Net cash provided by operating activities amounted to $29.2 million for fiscal 2000 versus $69.5 million for fiscal 1999. An increase in net income plus depreciation and amortization was more than offset by the timing of cash payments related to accounts payable and accrued expenses in fiscal 2000 and 1999. Net cash provided by operating activities increased to $69.5 million for fiscal 1999 compared to $17.4 million for fiscal 1998. This increase was primarily driven by an increase in net income, plus depreciation and amortization expense and an increase in accounts payable and accrued expenses in fiscal 1999 versus 1998.

Investing Activities

Capital expenditures amounted to $36.3 million, $31.4 million and $14.3 million for fiscal years 2000, 1999 and 1998, respectively. In fiscal 2000, we expended $10 million in connection with the construction of our new home office and distribution center. The balance of capital expenditures in fiscal 2000 was incurred primarily to construct new stores and remodel existing stores as was the case for 1999 and 1998. Approximately $21 million and $28 million of capital expenditures made in fiscal 2000 and 1999 were for the construction of new stores and the remodeling of existing stores.

We anticipate spending between $70 million and $75 million in fiscal 2001 for capital expenditures, of which $20 million to $25 million will be for new stores, remodeling or expansion of existing stores and related fixtures and equipment. We intend to add 220,000 to 230,000 square feet in 2001, which will represent a 13% to 14% increase over year-end 2000. We anticipate that the increase will result from opening approximately 50 to 55 new stores and expanding a portion of seven to ten stores identified for remodeling. Additionally, we plan to open between five and seven new stores by the 2001 Holiday season related to our new growth concept, "mishmash."

We estimate that the average cost for leasehold improvements, furniture and fixtures for stores to be opened in 2001 will be between $260,000 and $270,000 per store, after giving effect to landlord allowances. Average pre-opening costs per store, which will be expensed as incurred, are expected to approximate $11,000 while inventory purchases are expected to average approximately $75,000 per store. We also anticipate capital expenditures between $45 million and $50 million in fiscal 2001 principally related to the construction of a new distribution center and home office scheduled for completion in the first quarter of 2002.

We expect that substantially all capital expenditures in 2001 will be funded by cash on hand and net cash provided by operating activities.

Financing Activities

Financing activities in 2000 principally comprised the issuance of common shares related to restricted stock and stock options plans. Financing activities in 1999 included an increase of $20.9 million in the net investment by The Limited representing $32.9 million of working capital advances through the date of the Spin-off, of which $12 million was repaid on August 13, 1999 with proceeds from the $100-million Credit Facility. Additionally, the Company paid a $50-million cash dividend to The Limited with proceeds from the Credit Facility on August 13, 1999. In connection with the Spin-off, the balance of the net investment by The Limited was converted to common stock and paid in capital based on the 30.7 million shares issued with a par value of $.01 per share. The Company also paid off borrowings under the revolving portion of the $100-million Credit Facility during the third quarter of 1999.

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

A summary of some of the more significant Transitional Services Agreements follows:

Trademark and Service Mark Licensing Agreement

We have entered into an exclusive trademark and service mark licensing agreement (the "Trademark Agreement") with The Limited that will allow us to operate under the "Limited Too" brand name. The agreement had an initial term of five years after the Spin-off, renewable annually at our option. All licenses granted under the agreement will be granted free of charge. In return, we will be required to provide The Limited with the right to inspect our stores and distribution facilities and an ability to review and approve our advertising. Under the Trademark Agreement, we will only be able to use the brand name "Limited Too" in connection with any business in which we sell to our current target customer group or to infants and toddlers. In addition, we may not use the Limited Too brand name or its derivative that competes with merchandise currently offered by The Limited or its subsidiaries, unless it is for our current target customer group. The Limited has the right to terminate the Trademark Agreement under certain limited conditions.

Services Agreement

The Services Agreement relates to transitional services that The Limited or its subsidiaries or affiliates provides or provided to us subsequent to the Spin-off. Under this agreement, The Limited provides services in exchange for fees which we believe are similar in material respects to what a third-party provider would charge, and are based on several billing methodologies. Under one of these billing methodologies, which is the most prevalent, The Limited provides us with services at costs comparable to those charged to other businesses operated by The Limited from time to time. We are generally obligated to purchase those services at fees equal to The Limited's costs of providing the services plus 5% of these costs. However, third-party cost components are not subject to the 5% mark-on. Subsequent to fiscal 2000, the services that The Limited will provide to us principally relate to merchandise distribution covering flow of goods from factory to store through the third anniversary of the Spin-off.

Store Leases Agreement

At February 3, 2001 and January 29, 2000, 89 and 126 of our stores were adjacent to The Limited's stores, respectively. In addition, at February 3, 2001 and January 29, 2000, 108 and 122 stores, respectively, are subject to sublease agreements (the "Store Leases Agreement") with The Limited for stores where we occupy space that The Limited leases from third-party landlords (the "Direct Limited Leases"). Under the terms of the Store Leases Agreement, we are responsible for our proportionate share, based on the size of our selling space, of all costs (principally rent, excess rent, if applicable, maintenance and utilities).

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

                                         Cash             Loan
Remaining Lease Term                    Payment          Amount
--------------------------              -------          ------

Less than one year                     $      -         $100,000
One to two years                         50,000          100,000
Three to four years                     100,000          100,000
Greater than four years                 100,000          150,000

Approximately 87 of the Direct Limited Leases of which we are a part are scheduled to expire during 2005 or later. We may not assign or sublet our interest in those premises, except to an affiliate, without The Limited's consent. If The Limited intends to sublet or assign its portion of the leased premises under any of the Direct Limited Leases to any non-affiliate, it will be required to give us 60 days notice, and we will be allowed to terminate our interest on that basis.

Approximately 53 of our direct leases are guaranteed by The Limited. Pursuant to the Store Leases Agreement, we are required to make additional payments to The Limited as consideration for the guarantees that The Limited provides under such leases along with amounts for adjacent stores based on those locations achieving certain performance targets.

Credit Facility

In August 1999, we entered into a five-year, $100-million collateralized Credit Facility. The Credit Facility consists of a $50-million five-year term loan and a $50-million, five-year revolving credit commitment. The Credit Facility's interest rates, which reflect matrix pricing, are based on the London Interbank Offered Rate or Prime plus a spread as defined in the agreement. The term loan is interest only until the end of the third year at which time the amortization of the outstanding principal balance will begin. The Credit Facility contains customary representations and warranties as well as certain affirmative, negative and financial covenants.

At year-end, the entire amount of the $50-million revolving credit commitment was available to fund working capital requirements and for general corporate purposes.

Impact of Inflation

Our results of operations and financial condition are presented based upon historical cost. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, we believe that the effects of inflation, if any, on our results of operations and financial condition have been minor.


Recently Issued Accounting Standards

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000 (February 4, 2001 for the Company). SFAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and the type of hedge transaction. Management of the Company anticipates that the adoption of SFAS 133 will not have a material effect on the Company's results of operations or its financial position.

SEASONALITY AND QUARTERLY FLUCTUATIONS

As illustrated in the table below, our business is highly seasonal, with significantly higher sales, gross income and net income realized during the fourth quarter, which includes the holiday selling season.

(in thousands except percentages)
2000 Quarters                            First            Second            Third           Fourth (1)
=============                          ----------       ----------        ----------        ----------
Net Sales                              $  118,753       $  108,315        $  133,829        $  184,143
  % of full year                             21.8 %           19.9 %            24.5 %            33.8 %
Gross income                           $   39,472       $   34,731        $   45,257        $   73,121
  % of full year                             20.5 %           18.0 %            23.5 %            38.0 %
Net income                             $    3,142       $    1,921        $    6,378        $   20,804
  % of full year                              9.7 %            6.0 %            19.8 %            64.5 %

1999 Quarters
=============

Net sales                              $   94,598       $   86,365        $  114,236        $  155,227
  % of full year                             21.0 %           19.2 %            25.4 %            34.4 %
Gross income                           $   31,274       $   28,107        $   37,756        $   61,052
  % of full year                             19.8 %           17.8 %            23.9 %            38.5 %
Net income                             $    1,622       $    1,004        $    4,740        $   17,210
  % of full year                              6.6 %            4.1 %            19.3 %            70.0 %

(1)  Represents the 14-week period ended February 3, 2001.


Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

The Company cautions that any forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) contained in Management's Discussion and Analysis or made by management of the Company involve risks and uncertainties and are subject to change based on various important factors, many of which may be beyond the Company's control. Forward-looking statements are indicated by words such as "anticipate," "estimate," "expect," "intend," "risk," "could," "may," "will," "pro forma," "likely," "possible," "potential," and similar words and phrases and the negative forms and variations of these words and phrases, and include statements in this Management's Discussion and Analysis relating to anticipated capital expenditures in 2001 for new stores and the remodeling or expansion of existing stores, and the related funding. The following factors, among others, in some cases have affected, and in the future could affect, the Company's financial performance and actual results and could cause future performance and financial results to differ materially from those expressed or implied in any forward-looking statements included in this Management's Discussion and Analysis or otherwise made by management: changes in consumer spending patterns, consumer preferences and overall economic conditions; the impact of competition and pricing; changes in weather patterns; currency and exchange risks; changes in existing or potential trade restrictions, duties, tariffs or quotas; changes in political or financial stability; changes in postal rates and charges and paper and printing costs; availability of suitable store locations at appropriate terms; ability to develop new merchandise; ability to hire and train associates; and/or other risk factors that may be described in the Risk Factors section of the Company's Form 10, filed August 18, 1999, as well as other filings with the Securities and Exchange Commission. Future economic and industry trends that could potentially impact revenue and profitability are difficult to predict. The Company assumes no obligation to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

                                   TOO, INC.
                       CONSOLIDATED STATEMENTS OF INCOME
                    (in thousands except per share amounts)

                                                                            2000            1999            1998
                                                                         ----------      ----------      ----------

Net sales                                                                $  545,040      $  450,426      $  374,637

  Costs of goods sold, buying and
     occupancy costs                                                        352,459         292,237         251,729
                                                                         ----------      ----------      ----------
Gross income                                                                192,581         158,189         122,908
  General, administrative and store
     operating expenses                                                     137,285         115,734          95,027
                                                                         ----------      ----------      ----------
Operating income                                                             55,296          42,455          27,881
Interest expense, net                                                         1,551           1,479               -
                                                                         ----------      ----------      ----------
Income before income taxes                                                   53,745          40,976          27,881
Provision for income taxes                                                   21,500          16,400          11,200
                                                                         ----------      ----------      ----------
Net income                                                               $   32,245      $   24,576      $   16,681
                                                                         ==========      ==========      ==========

Net income per share:

  Basic                                                                  $     1.05      $     0.80      $     0.54
                                                                         ==========      ==========      ==========

  Diluted                                                                $     1.02      $     0.79      $     0.54
                                                                         ==========      ==========      ==========

Weighted average common shares:

  Basic                                                                      30,740          30,674          30,674
                                                                         ==========      ==========      ==========

  Diluted                                                                    31,737          30,974          30,674
                                                                         ==========      ==========      ==========

             The accompanying notes are an integral part of these
                       Consolidated Financial Statements

                                   TOO, INC.
                          CONSOLIDATED BALANCE SHEETS
                      (in thousands except share amounts)

                                                                       February 3,      January 29,
                                                                          2001             2000
                                                                       -----------      -----------

                           ASSETS

Current assets:
  Cash and equivalents                                                 $    54,788      $    59,984
  Receivables                                                                2,422            2,863
  Inventories                                                               45,715           34,656
  Store supplies                                                             9,050            6,171
  Deferred income taxes                                                      2,898            2,904
  Other                                                                      1,408              504
Total current assets                                                       116,281          107,082

Property and equipment, net                                                 81,184           61,874
Deferred income taxes                                                       10,321            7,838
Other assets                                                                 1,325            1,799
                                                                       -----------      -----------

Total assets                                                           $   209,111      $   178,593
                                                                       ===========      ===========
          LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Accounts payable                                                     $    24,213      $    20,754
  Accrued expenses                                                          37,703           46,689
  Income taxes payable                                                      13,603           13,541
                                                                       -----------      -----------
Total current liabilities                                                   75,519           80,984

Long-term debt                                                              50,000           50,000

Other long-term liabilities                                                  3,881            2,142

Commitments and contingencies

                   SHAREHOLDERS' EQUITY
Preferred stock, 50 million shares authorized                                    -                -
Common Stock, $.01 par value, 100 million shares authorized,
  30.8 million and 30.7 million shares issued and outstanding
  at February 3, 2001 and January 29, 2000, respectively                       308              307
Paid in capital                                                             26,408           24,410
Retained earnings                                                           52,995           20,750
                                                                       -----------      -----------

Total shareholders' equity                                                  79,711           45,467
                                                                       -----------      -----------

Total liabilities and shareholders' equity                              $   209,111     $   178,593
                                                                       ===========      ===========

             The accompanying notes are an integral part of these
                       Consolidated Financial Statements

                                   TOO, INC.
                     CONSOLIDATED STATEMENTS OF CHANGES IN
                             SHAREHOLDERS' EQUITY
                                (in thousands)


                                                                                      Net
                                                  Common Shares                    Investment                        Total
                                                 ---------------      Paid In        by The        Retained      Shareholders'
                                                 Shares   Amount      Capital       Limited        Earnings         Equity
                                                 ------   ------      -------      ----------      --------      -------------

Balances, January 31, 1998                                                         $   37,065                    $      37,065

Net income                                                                             16,681                           16,681
Transfers to The Limited, net                                                          (3,729)                          (3,729)
                                                                                   ----------                    -------------

Balances, January 30, 1999                                                             50,017                           50,017

Net income prior to Spin-off                                                            3,826                            3,826
Cash dividend to The Limited                                                          (50,000)                         (50,000)
Distribution of Too, Inc. common stock
  by The Limited                                 30,674   $  307      $24,410         (24,717)
Transfers from The Limited, net                                                        20,874                           20,874
Net income after Spin-off                                                                          $ 20,750             20,750
                                                 ------   ------      -------      ----------      --------      -------------

Balances, January 29, 2000                       30,674      307       24,410               -        20,750             45,467

Net income                                                                                           32,245             32,245
Issuance of common stock under stock
  option and restricted stock plans                  85        1        1,100                                            1,101
Other equity changes                                                      898                                              898
                                                 ------   ------      -------      ----------      --------      -------------

Balances, February 3, 2001                       30,759   $  308      $26,408      $        -      $ 52,995      $      79,711
                                                 ======   ======      =======      ==========      ========      =============

             The accompanying notes are an integral part of these
                       Consolidated Financial Statements

                                   TOO, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (in thousands)

                                                                            2000            1999            1998
                                                                         ----------      ----------      ----------

Cash flows from operating activities:

  Net income                                                             $   32,245      $   24,576      $   16,681

Impact of other operating activities on cash flows:

  Depreciation and amortization                                              16,536          13,804          10,563

  Changes in assets and liabilities:
     Inventories                                                            (11,059)         (7,091)         (8,904)
     Accounts payable and accrued expenses                                   (6,646)         40,075           2,215
     Income taxes                                                            (2,319)            980          (3,114)
     Other assets                                                            (1,386)         (2,999)           (577)
     Other liabilities                                                        1,838             202             497
                                                                         ----------      ----------      ----------

  Net cash provided by operating activities:                                 29,209          69,547          17,361
                                                                         ----------      ----------      ----------

Investing activities:

  Capital expenditures                                                      (36,308)        (31,424)        (14,294)
                                                                         ----------      ----------      ----------

  Net cash used for investing activities:                                   (36,308)        (31,424)        (14,294)
                                                                         ----------      ----------      ----------

Financing activities:

  Stock options, restricted stock and other equity changes                    1,903               -               -
  Net increase (decrease) in net investment by
     The Limited                                                                  -          20,874          (3,729)
  Proceeds from borrowings under the credit facility                              -          64,235               -
  Payment of dividend to The Limited                                              -         (50,000)              -
  Repayment of borrowings under the credit facility                               -         (14,235)              -
                                                                         ----------      ----------      ----------

  Net cash provided by (used for) financing activities:                       1,903          20,874          (3,729)
                                                                         ----------      ----------      ----------

  Net increase (decrease) in cash and equivalents:                           (5,196)         58,997            (662)

  Cash and equivalents, beginning of year                                    59,984             987           1,649
                                                                         ----------      ----------      ----------

  Cash and equivalents, end of year                                      $   54,788      $   59,984      $      987
                                                                         ==========      ==========      ==========

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

Effective August 23, 1999, The Limited distributed to its shareholders of record as of August 11, 1999, all of its interest in Too on the basis of one share of Too common stock for each seven shares of The Limited common stock (the "Spin-off"). The Spin-off resulted in 30.7 million shares of Too common stock outstanding as of August 23, 1999. As a result of the Spin-off, the Company became an independent, separately traded, public company. In connection with the Spin-off, Too and The Limited entered into certain agreements which are more fully described in Note 8. The Company's largest shareholder is also the largest shareholder of The Limited.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Too and all subsidiaries which are more than 50% owned. All significant intercompany balances and transactions have been eliminated in consolidation. The Company has one reportable segment which includes all of its products.

Fiscal Year

The Company's fiscal year ends on the Saturday closest to January 31. Fiscal years are designated in the financial statements and notes by the calendar year in which the fiscal year commences. The results for fiscal year 2000 represent the 53-week period ended February 3, 2001 while the 1999 and 1998 fiscal years represent the 52-week periods ended January 29, 2000, and January 30, 1999.

Cash Equivalents

The Company considers short-term investments with original maturities of three months or less to be cash equivalents.

Inventories

Inventories are principally valued at the lower of average cost or market, on a first-in, first-out basis, utilizing the retail method.

Store Supplies

The initial inventory of supplies for new stores including, but not limited to, hangers, signage, security tags, packaging and point-of-sale supplies is capitalized at the store opening date. In lieu of amortizing the initial balance, subsequent shipments are expensed, except for new merchandise presentation programs, which are capitalized. Store supply balances are periodically reviewed and adjusted as appropriate for changes in supply levels and costs.

Catalog and Advertising Costs

Catalog costs, principally catalog production and mailing costs, are amortized over the expected revenue stream, which is generally three months from the date that the catalogs are first mailed. All other advertising costs, including costs associated with in-store photographs and direct mail campaigns, are expensed at the time the promotion first appears in media or in the store. Advertising costs amounted to $8.4 million, $1.7 million and $567,000 for fiscal years 2000, 1999 and 1998, respectively.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are computed on a straight-line basis, using service lives ranging principally from 7 to 10 years for building improvements and 3 to 10 years for other property and equipment. The cost of assets sold or retired and the related accumulated depreciation or amortization are removed from the accounts, with any resulting gain or loss included in net income. Interest costs associated with the construction of certain long-term projects are capitalized. Maintenance and repairs are charged to expense as incurred. Major renewals and betterments that extend service lives are capitalized.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that full recoverability is questionable. The store assets are reviewed by district, in accordance with the method by which management reviews store performance. Factors used in the valuation include, but are not limited to, management's plans for future operations, recent operating results and projected cash flows. Impaired assets are written down to estimated fair value with fair value generally being determined based on discounted expected future cash flows. No impairment charges have been recorded based on management's review.

Income Taxes

The Company accounts for income taxes using the liability method. Under this method, deferred tax assets and liabilities are recognized based on the difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect in the years when those temporary differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Prior to the Spin-off, the Company was included in The Limited's consolidated federal and certain state income tax returns for income tax reporting purposes. However, income taxes in the Company's consolidated financial statements were calculated as if the Company had filed separate income tax returns for all periods presented. In connection with the Spin-off, the Company entered into a tax separation agreement with The Limited. The purpose of this agreement is to reflect each party's rights and obligations relating to payment and refunds of taxes attributable to periods up to and including the year of the Spin-off.

Revenue Recognition

Sales are recorded when the customer takes possession of merchandise -- that is, the point of sale. Markdowns associated with the Frequent Buyer and "Too Bucks" Programs are recognized upon redemption in conjunction with a qualifying purchase. Catalog sales are recorded upon shipment to the customer. A reserve is provided for projected merchandise returns based on prior experience.

In the fourth quarter 2000, the Company adopted Emerging Issues Task Force
(EITF) No. 00-10 "Accounting for Shipping and Handling Fees and Costs" which changed its classification of shipping revenue. Amounts relating to shipping and handling billed to customers in a sale transaction are now classified as revenue. The Company considers related shipping and handling costs to be the direct shipping charges associated with catalog and e-commerce sales. Such costs are reflected in cost of goods sold, buying and occupancy costs. The Company also changed the classification of employee discounts as a reduction of revenue. Previously, shipping revenues and the related expenses and employee discounts were included in SG&A. Prior periods' financial statements presented for comparative purposes have been reclassified to comply with these new reporting guidelines. These reclassifications had no impact on the results of operations, cash flows or the financial position of the Company.

The Company adopted Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements" during the fourth quarter of 2000. SAB No. 101 provides the Securities and Exchange Commission's views in applying generally accepted accounting principles to selected revenue recognition issues. The adoption of SAB No. 101 did not have a material effect on the Company's results of operations, cash flows or financial position.

Store Pre-opening Expenses

Pre-opening expenses related to new store openings are charged to operations as incurred.

Financial Instruments

The recorded values of financial instruments, including cash and equivalents, receivables and accounts payable, approximate fair value due to their short maturity. The recorded value of long-term debt approximates fair value as the interest rate on such debt was reset near the end of fiscal 2000.

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

Earnings per share, as presented in the Consolidated Statements of Income, for periods prior to the Spin-off was calculated by dividing net income by the 30.7 million common shares issued in connection with the Spin-off as if these shares were outstanding for such periods. A reconciliation of basic and diluted common shares used in the determination of earnings per share follows (in thousands):

                                                   2000            1999            1998
                                                ----------      ----------      ----------

Net Income                                      $   32,245      $   24,576      $   16,681
                                                ==========      ==========      ==========

Weighted average common shares - basic              30,740          30,674          30,674
Dilutive effect of stock options
  and restricted stock                                 997             300               -
                                                ----------      ----------      ----------
Weighted average common shares - diluted            31,737          30,974          30,674
                                                ==========      ==========      ==========

Options to purchase 174,200 and 9,000 common shares were not included in the computation of net income per diluted share for the fiscal years ended February 3, 2001 and January 29, 2000, respectively, as the options' exercise prices were greater than the average market price of the common shares for the reported periods. No options to purchase common shares were excluded from the computation of net income per share for the fiscal year ended January 30, 1999.

Use of Estimates in the Preparation of the Consolidated Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Because actual results may differ from those estimates, the Company revises its estimates and assumptions as new information becomes available.

Recently Issued Accounting Standards

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000 (February 4, 2001 for the Company). SFAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and the type of hedge transaction. Management of the Company anticipates that the adoption of SFAS 133 will not have a material effect on the Company's results of operations or its financial position.


3.   PROPERTY AND EQUIPMENT

Property and equipment, at cost, consisted of (in thousands):

                                              February 3,      January 29,
                                                 2001             2000
                                              -----------      -----------

Land                                          $     7,691      $         -
Furniture, fixtures and equipment                  93,880           84,166
Leasehold improvements                             42,528           37,102
Construction-in-progress                            3,643                -
                                              -----------      -----------
  Total                                           147,742          121,268
Less: accumulated depreciation and
  amortization                                    (66,558)         (59,394)
                                              -----------      -----------
Property and equipment, net                   $    81,184      $    61,874
                                              ===========      ===========

4.   LEASED FACILITIES AND COMMITMENTS

The Company operated stores under lease agreements expiring on various dates through 2012. The initial terms of leases are generally between 10 and 15 years. Annual store rent is generally composed of a fixed minimum amount, plus contingent rent based on a percentage of sales exceeding a stipulated amount. Many of the leases provide for future rent escalations and renewal options. Most leases require the Company to pay taxes, common area costs and certain other expenses.

At February 3, 2001, the Company operated 108 stores under sublease agreements with The Limited. These sublease agreements require the Company to pay a proportionate share, based on selling space, of all costs, principally rent, maintenance, taxes and utilities. Pursuant to the sublease agreements, the Company is required to pay contingent rent to The Limited if stores' sales exceed a stipulated amount. The Limited also provides guarantees on 53 store leases and assesses a fee based on stores' sales exceeding defined levels.

A summary of rent expense for the fiscal years 2000, 1999, and 1998 follows (in thousands):

                                     2000            1999            1998
                                  ----------      ----------      ----------

Fixed minimum                     $   36,881      $   32,515      $   28,916
Contingent                             1,649           1,037             375
                                  ----------      ----------      ----------
  Total store rent                    38,530          33,552          29,291
Equipment and other                    1,074           1,077             880
                                  ----------      ----------      ----------
  Total rent expense              $   39,604      $   34,629      $   30,171
                                  ==========      ==========      ==========

A summary of minimum rent commitments under noncancellable leases as of February 3, 2001 follows (in thousands):

2001                                              $   40,561
2002                                                  40,008
2003                                                  39,053
2004                                                  37,430
2005                                                  33,490
Thereafter                                            80,083

5.   ACCRUED EXPENSES

Accrued expenses consisted of (in thousands):

                                                  February 3,      January 29,
                                                     2001             2000
                                                  -----------      -----------

Compensation, payroll taxes and benefits          $    16,057      $    13,186
Rent                                                    8,276           12,482
Taxes, other than income                                3,864            3,092
Other                                                   9,506           17,929
                                                  -----------      -----------
  Total                                           $    37,703      $    46,689
                                                  ===========      ===========

6.   CREDIT FACILITY

During August 1999, the Company entered into a $100-million, five-year credit agreement (the "Credit Facility") with a syndicate of banks. The Credit Facility is collateralized by virtually all assets of the Company and comprises a $50-million, five-year term loan and a $50-million revolving loan commitment. The entire amount of the term portion was drawn in order to fund a $50-million dividend to The Limited.

The $50-million revolving loan commitment is available to fund working capital requirements and for general corporate purposes. Interest on borrowings under the Credit Facility is based on matrix pricing applied to either the London Interbank Offered Rate or Prime, as defined in the agreement. Payments of principal under the term loan are due at various dates from July 2002 to August 2004. A commitment fee based on matrix pricing is charged on the unused portion of the revolving loan commitment. The commitment fee is up to 1/2 of 1% of the unused revolving credit commitment per annum. Under the terms of the Credit Facility, the Company is required to comply with certain financial ratios. The Credit Facility limits the Company from incurring certain additional indebtedness and restricts substantial asset sales, capital expenditures above approved limits and cash dividends. The Company is in compliance with all applicable terms of the Credit Facility. As of February 3, 2001, there were no amounts outstanding under the revolving portion of the Credit Facility.

The aggregate amount of future maturities for long-term debt are as follows:
$17.5 million in 2002; $20.0 million in 2003; and $12.5 million in 2004.

Net interest expense comprises the following (in thousands):

                                 2000            1999            1998
                              ----------      ----------      ----------

Interest expense              $    5,044      $    2,622      $        -
Interest income                   (3,493)         (1,143)              -
                              ----------      ----------      ----------
  Net interest expense        $    1,551      $    1,479      $        -
                              ==========      ==========      ==========

Interest paid in fiscal 2000 and fiscal 1999 amounted to $4.7 million and $2.1 million, respectively.

7.   INCOME TAXES

The provision for income taxes consisted of the following (in thousands):


                                      2000           1999           1998
                                   ---------      ---------      ---------
Current:
  Federal                          $  19,534      $  13,631      $  12,326
  State                                4,443          3,447          2,832
                                   ---------      ---------      ---------
Total Current                         23,977         17,078         15,158

Deferred:
  Federal                             (2,347)          (621)        (3,068)
  State                                 (130)           (57)          (890)
                                   ---------      ---------      ---------
Total Deferred                        (2,477)          (678)        (3,958)
Total income tax provision         $  21,500      $  16,400      $  11,200
                                   ---------      ---------      ---------

A reconciliation between the statutory federal income tax rate and the effective income tax rate follows:

                                      2000           1999           1998
                                   ---------      ---------      ---------
Federal income tax rate                 35.0 %         35.0 %         35.0 %
State income taxes, net of
  federal benefit                        4.5            4.5            4.5
Other items, net                         0.5            0.5            0.7
                                   ---------      ---------      ---------
Total effective income tax rate         40.0 %         40.0 %         40.2 %
                                   =========      =========      =========


The effect of temporary differences which give rise to net deferred tax asset balances was as follows (in thousands):

                                                 February 3,    January 29,
                                                     2001           2000
                                                  ---------      ---------
Book depreciation in excess of tax                $   2,787      $   3,306
Rent                                                  1,679          2,526
Inventory                                             1,149            785
Accrued expenses                                      4,558          2,284
Other, net                                            3,046          1,841
                                                  ---------      ---------
   Total deferred income taxes                    $  13,219      $  10,742
                                                  ---------      ---------

No valuation allowance has been provided for deferred tax assets because management believes that it is more likely than not that the full amount of the net deferred tax assets will be realized in the future.

Subsequent to the Spin-off, the Company began filing its tax returns on a separate basis. Prior to the Spin-off, income tax obligations were treated as being settled through the intercompany accounts as if the Company was filing its income tax returns on a separate company basis. Amounts paid to The Limited related to income tax liabilities incurred prior to the Spin-off totaled $8.5 million, $12.0 million and $14.3 million in fiscal years 2000, 1999 and 1998, respectively. Subsequent to the Spin-off, the Company made income tax payments directly to taxing authorities amounting to $16.1 million and $2.7 million in fiscal years 2000 and 1999, respectively.


8.   RELATED PARTY TRANSACTIONS

Prior to the Spin-off, the Company and The Limited entered into service agreements which include among other things tax sharing and compliance, information technology support and store design and construction. These agreements were generally for a term of up to one year with most of the agreements having expired during fiscal 2000. Service agreements were also entered into for the continued use by the Company of its home office space and distribution services covering flow of goods from factory to store. These agreements are for a term of up to three years. Costs for these services are The Limited's costs of providing the services plus 5% of these costs, excluding any markup on third-party costs.

Significant merchandise purchases were made from Mast, a wholly-owned subsidiary of The Limited. Merchandise purchases were also made from Gryphon, an indirect subsidiary of The Limited. Mast is a contract manufacturer and apparel importer while Gryphon is a developer of fragrance and personal care products and also a contract manufacturer. Prices are negotiated on a competitive basis by merchants of Too with Mast, Gryphon and manufacturers.

The Company does not anticipate that costs to replace the remaining service agreements with The Limited will have a material adverse impact on its financial condition.

Prior to the Spin-off, transactions between the Company and The Limited and its subsidiaries and affiliates primarily consisted of merchandise purchases, capital expenditures, inbound and outbound shipping, store leasing, construction and management, distribution center, information systems and certain other home office and corporate services expenses. Management believes that the charges and allocations related to the services as described above were reasonable.
However, these charges and allocations were not necessarily indicative of the amounts that would have been recorded by Too on a stand-alone basis.

The following table summarizes amounts incurred related to transactions between Too and The Limited (in thousands):

                                                         2000            1999           1998
                                                      ---------       ---------      ---------
Merchandise purchases                                 $  74,866       $  71,235      $  58,456
Capital expenditures                                      9,038          29,867         11,818
Inbound and outbound shipping                             8,717           6,790          6,023
Store leasing, construction and management               34,799          58,471         50,044
Distribution center, MIS and home office expenses        12,325          12,508          9,140
Corporate services and centrally managed functions            0           8,723         13,920
                                                      ---------       ---------      ---------
                                                      $ 139,745       $ 187,594      $ 149,401
                                                      =========       =========      =========


Amounts payable to the Limited were $13.2 million at February 3, 2001 and $12.6 million at January 29, 2000.

The following table summarizes activity in the net investment by The Limited account for fiscal years 1999 and 1998 (in thousands):

                                                                         1999           1998
                                                                      ---------      ---------
Beginning balance                                                     $  50,017      $  37,065
Transactions with related parties                                       107,197        149,401
Centralized cash management, dividends and transfers                   (173,040)      (167,444)
Settlement of income taxes                                               12,000         14,314
Net income                                                                3,826         16,681
                                                                      ---------      ---------
Ending balance                                                        $       -      $  50,017
                                                                      =========      =========




9.   RETIREMENT BENEFITS

The Company sponsors a qualified defined contribution retirement plan and a nonqualified supplemental retirement plan. Participation in the qualified plan is available to all associates who have completed 1,000 or more hours of service with the Company during certain 12-month periods and attained the age of 21. Participation in the nonqualified plan is subject to service and compensation requirements. The Company's contributions to these plans are based on a percentage of the associates' eligible annual compensation. The cost of these plans was $4.2 million, $2.9 million, and $1.2 million in fiscal years 2000, 1999 and 1998, respectively.


10.  STOCK-BASED COMPENSATION

The Company has various stock option and restricted stock plans which provide incentive stock options, non-qualified stock options and restricted stock to officers and key associates. Stock options are granted at the fair market value of the Company's common shares on the date of grant and generally have 10-year terms. The options generally become exercisable in installments of 25% on each of the first four anniversaries of the grant date.

Prior to the Spin-off, certain associates of the Company participated in The Limited's stock option and restricted stock plans. In connection with the Spin-off, Too associates were allowed to exercise vested Limited options within 90 days of the Spin-off date. All unvested Limited stock options and restricted shares held by Too associates were replaced with Too stock options and restricted shares (collectively, the "awards"). The awards have the same ratio of the exercise price per option to the market value per share and the same vesting provisions, option periods and other terms as The Limited's awards that they replaced. The Company granted additional awards on the date of Spin-off to certain associates and independent directors with exercise prices equal to the market value of Too's common stock at the date of Spin-off.

Approximately 100,000 and 524,000 restricted shares were granted in 2000 and 1999 (inclusive of The Limited's restricted shares converted to Too restricted shares in connection with the Spin-off) with total market value at the grant date of $2.7 million and $8.9 million, respectively. All 100,000 restricted shares granted in 2000 and 399,000 of the restricted shares granted in 1999 were subject to performance requirements all of which have been met. Restricted shares generally vest on a graduated scale over four years. The market value of restricted shares, as adjusted at the measurement date for shares with performance requirements, is being amortized over the vesting period. Compensation expense related to restricted shares amounted to $4.3 million and $1.7 million for 2000 and 1999, respectively.

A summary of changes in the Company's stock option plans for fiscal years 2000 and 1999 is presented below:

                                                    2000                              1999
                                        ---------------------------        ---------------------------
                                                        Weighted                           Weighted
                                         Number of   Average Option         Number of    Average Option
                                           Shares      Price/Share           Shares       Price/Share
                                        -----------    -----------         -----------    -----------
Outstanding at beginning of year          1,897,400         $11                 -              $ 0

  Granted and converted                     614,300          26              1,913,600          11
  Exercised                                 (38,400)         10                 -               -
  Canceled                                 (137,100)         16                (16,200)          9
                                        -----------    -----------         -----------    -----------
Outstanding at end of year                2,336,200         $14              1,897,400         $11
                                        ===========    ===========         ===========    ===========
Options exercisable at end of year          514,200         $11                 25,300         $10
                                        ===========    ===========         ===========    ===========


The following table summarizes information about stock options outstanding at February 3, 2001:

                                 Options Outstanding                            Options Exercisable
                    -------------------------------------------------      -----------------------------
                                       Weighted
                                        Average          Weighted                           Weighted
   Range of            Number         Remaining           Average            Number          Average
Exercise Price      Outstanding    Contractual Life    Exercise Price      Exercisable    Exercise Price
--------------      -----------    ----------------    --------------      -----------    --------------
$ 5 - $10               785,900          6.2               $ 7               173,000          $ 7
$10 - $15               633,900          7.4                11               267,000           11
$15 - $20               378,400          8.4                17                74,200           17
$20 - $25                37,500          9.7                24                   -             -
$25 - $32               500,500          9.3                27                   -             -
                    -----------    ----------------    --------------      -----------    --------------
                      2,336,200          7.6               $14               514,200          $11
                    ===========    ================    ==============      ===========    ==============


The weighted average fair value per-share of options granted is estimated using the Black-Scholes option-pricing model and the following weighted average assumptions for fiscal years 2000 and 1999, respectively: price volatility of 45% and 35%, risk-free interest rate of 5.5% and 7.0%, and expected life of 5.5 and 5.2 years. Additionally, for fiscal years 2000 and 1999, no expected dividends are assumed and the forfeiture rate is 20%.

Shares reserved under the various plans amounted to 3.8 million as of February 3, 2001 and January 29, 2000. The weighted average fair value of options granted during fiscal years 2000 and 1999, respectively, was $13.29 and $4.82.

Under APB 25, no compensation expense is recognized in the financial statements for stock options. Had compensation expense been recognized for stock-based compensation plans in accordance with the Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," the Company would have recorded net income of $30.9 million and $24.0 million, and diluted earnings per share of $.97 and $.78, for fiscal years 2000 and 1999, respectively.


11.  LEGAL MATTERS

There are various claims, lawsuits and pending actions against Too incident to the operations of its business. It is the opinion of management that the ultimate resolution of these matters will not have a material effect on Too's results of operations, cash flows or financial position.

12.  QUARTERLY FINANCIAL DATA (unaudited)(in thousands except per share amounts)


2000 - (1)                            First         Second          Third         Fourth
----------                         ----------     ----------     ----------     ----------
Net sales                          $  118,753     $  108,315     $  133,829     $  184,143
Gross income                           39,472         34,731         45,257         73,121
General, administrative and
  store operating expenses             33,858         31,133         34,118         38,176
Net income                              3,142          1,921          6,378         20,804
Earnings per share - basic         $     0.10     $     0.06     $     0.21     $     0.68
Earnings per share - diluted       $     0.10     $     0.06     $     0.20     $     0.66

Market price per share:
  - High                           $    35.38     $    32.38     $    27.06     $    23.44
  - Low                            $    15.50     $    17.75     $    19.50     $    11.31
  - Close                          $    29.94     $    22.00     $    22.13     $    18.60

1999 - (1)
----------                         ----------     ----------     ----------     ----------
Net sales                          $   94,598     $    86,365    $   114,236    $  155,227
Gross income                           31,274          28,107         37,756        61,052
General, administrative and
  store operating expenses             28,652          26,403         28,715        31,964
Net income                              1,622           1,004          4,740        17,210
Earnings per share - basic         $     0.05     $      0.03    $      0.15    $     0.56
Earnings per share - diluted       $     0.05     $      0.03    $      0.15    $     0.55

Market price per share:
  - High                                 -               -       $     19.19    $    19.00
  - Low                                  -               -       $     14.38    $    15.81
  - Close                                -               -       $     16.00    $    17.13



(1) In the fourth quarter 2000, the Company adopted Emerging Issues Task Force
(EITF) No. 00-10 "Accounting for Shipping and Handling Fees and Costs" which changed its classification of shipping revenue. Amounts relating to shipping and handling billed to customers in a sale transaction are now classified as revenue. The Company considers related shipping and handling costs to be the direct shipping charges associated with catalog and e-commerce sales. Such costs are reflected in cost of goods sold, buying and occupancy costs. The Company also changed the classification of employee discounts as a reduction of revenue. Previously, shipping revenues and the related expenses and employee discounts were included in SG&A. Prior periods' financial statements presented for comparative purposes have been reclassified to comply with these new reporting guidelines. These reclassifications had no impact on the results of operations, cash flows or the financial position of the Company.

Report of Management


We are responsible for the preparation and integrity of Too, Inc.'s financial statements and other financial information presented in this Annual Report. The financial statements were prepared in accordance with generally accepted accounting principles and include certain amounts based upon our estimates and assumptions.

We maintain an internal control structure designed to provide reasonable assurance that Too's assets are safeguarded against loss or unauthorized use and to produce the records necessary for the preparation of the financial information. There are limits inherent in all systems of internal control based on the recognition that the costs of such systems should be related to the benefits derived. We believe our system of controls provides the appropriate balance.

The financial statements have been audited and reported on by our independent accountants, PricewaterhouseCoopers LLP who were given free access to all financial records and related data, including minutes of the meetings of the Board of Directors and Committees of the Board.

The Audit Committee of the Board of Directors, which is comprised solely of outside directors, provides oversight to our financial reporting process and our control environment through periodic meetings with management and our independent accountants.



Michael W. Rayden                            Kent A. Kleeberger
Chairman of the Board, President and         Executive Vice President - Chief
Chief Executive Officer                      Financial Officer, Logistics and
Too, Inc.                                    Systems, Secretary and Treasurer
                                             Too, Inc.

                       Report of Independent Accountants

To the Board of Directors and Shareholders of Too, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Too, Inc. and its subsidiaries at February 3, 2001 and January 29, 2000, and the results of their operations and their cash flows for each of the three years in the period ended February 3, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



/s/ PricewaterhouseCoopers LLP
Columbus, Ohio
February 21, 2001