Form 10-K, Exhibit 13
period 2002-02-02
TOO INC
filed 2002-04-29
CIK 1085482

                                                                      EXHIBIT 13

                         FINANCIAL STATEMENT INFORMATION

Selected Financial Data
(In thousands, except per-share data, number of stores and annual sales per average square foot)

                                                                             Fiscal  Year Ended
                                             -----------------------------------------------------------------------------------
                                               February 2,        February 3,      January 29,      January 30,      January 31,
                                                  2002               2001(1)          2000             1999             1998
                                             -----------------------------------------------------------------------------------
   Statement of Income Data:
     Net sales                                 $   602,689      $   545,040     $    450,426     $   374,637       $   320,228
     Gross income (2)                              217,522          192,581          158,189         122,908            93,325
     General, administrative and store
          operating expenses                       150,976          137,285          115,734          95,027            81,459
     Operating income                               66,546           55,296           42,455          27,881            11,866
     Net income                                     39,563           32,245           24,576          16,681             7,166
     Earnings per share-basic                  $      1.28      $      1.05     $       0.80     $      0.54       $      0.23
     Earnings per share-diluted                $      1.23      $      1.02     $       0.79     $      0.54       $      0.23

   Balance Sheet Data:
     Inventories                               $    44,537      $    45,715     $     34,656     $    27,565       $    18,661
     Total assets                                  265,577          209,111          178,593          90,769            73,514
     Total debt                                     50,000           50,000           50,000               -                 -
     Total shareholders' equity                    128,209           79,711           45,467          50,017            37,065

   Selected Operating Data:
     Comparable store sales increase(3)(6)               0%               4%               9%             15%               20%
     Total net sales growth                           10.6%            21.0%            20.2%           17.0%             24.7
     Gross income rate(4)                             36.1%            35.3%            35.1%           32.8%             29.1%
     Operating income rate  (4)                       11.0%            10.1%             9.4%            7.4%              3.7%
     Total number of stores open at
        year end                                       459(7)           406              352             319               312

     Total square feet at year end
        (thousands)                                  1,881(7)         1,669            1,441           1,281             1,244

     Annual sales per average square
        foot (5)                               $       336(7)   $       341     $        329     $       299       $       258
     Net cash provided by operating activities $    65,457      $    29,209     $     69,547     $    17,361       $    30,294
     Capital expenditures                      $    63,598      $    36,308     $     31,424     $    14,294       $     4,780

(1)      Represents the 53-week fiscal year ended February 3, 2001.
(2) Gross income equals net sales less costs of goods sold, buying and occupancy costs.
(3) A store is included in our comparable store sales calculation once it has completed 52 weeks of operation. Further, stores that have changed more than 20% in square feet are treated as new stores for the purpose of this calculation.
(4)      Calculated as a percentage of net sales.
(5) Annual sales per average square foot is the result of dividing net sales for the fiscal year by average gross square feet, which reflects the impact of opening and closing stores throughout the year.
(6) Comparable store sales for fiscal 2000 are for the 52-weeks ended January 27, 2001.
(7)      Amount excludes the 7 mishmash stores.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes to those consolidated financial statements. For the purposes of the following discussion, unless the context otherwise requires, "Too, Inc.," "Too," "we," "our," "the Company" and "us" refer to Too, Inc. and our subsidiaries.

GENERAL

Since our Spin-off from The Limited in August 1999, we have made solid progress on several of our financial and strategic initiatives designed to improve our financial performance and to build and strengthen our 360-degree brand. During fiscal 2001, we have:

..    increased sales 11% to $602.7 million

..    increased net income 23% to $39.6 million or $1.23 per diluted share versus net income of $32.2 million or $1.02 per diluted share in fiscal 2000

..    mailed 21.7 million "catazines" which not only generated sales into its own channel, but served to drive sales to the stores

..    launched a brand new business, "mishmash," a lifestyle brand for young women fourteen through nineteen years of age

Additionally, we have nearly eliminated most support functions provided by The Limited after the Spin-off that were covered by the Transitional Services and Separation Agreements. This means that we are self-sufficient except for the rent we pay The Limited for our home office and distribution services provided by one of its subsidiaries. We are completing construction on our new distribution center and home office facilities, which we expect to move into during the first quarter 2002.

RESULTS OF OPERATIONS

Our results of operations, expressed as a percentage of sales, follow:

                                                  Fiscal Year Ended
                                      ------------------------------------------
                                       February 2,    February 3,    January 29,
                                         2002           2001(1)        2000
                                      -----------     ----------     -----------
Net sales                               100.0%            100.0%       100.0%
Costs of goods sold, buying and
   occupancy costs                       63.9              64.7         64.9
                                       ------           -------        -----
Gross income                             36.1              35.3         35.1
General, adminstrative and store
   operating expenses                    25.1              25.2         25.7
                                       ------           -------        -----
Operating income                         11.0              10.1          9.4
Interest expense, net                     0.1               0.3          0.3
                                       ------           -------        -----
Income before income taxes               10.9               9.9          9.1
Provision for income taxes                4.4               3.9          3.6
                                       ------           -------        -----
Net income                                6.6%              5.9%         5.5%
                                       ======           =======        =====


(1) Represents the 53-week fiscal year ended February 3, 2001.

Net income increased 23% in fiscal 2001 to $39.6 million or $1.23 per diluted share versus net income of $32.2 million or $1.02 per diluted share in fiscal 2000. An increase in gross income and a reduction, as a percent of sales, in general, administrative and store operating expenses resulted in a 90 basis point improvement in operating income for fiscal 2001.

Financial Summary

Summarized annual financial data for the last three fiscal years is presented below:

                                                                         Fiscal Year Ended                       %         Change
                                                          -----------------------------------------------      -------------------
                                                          February 2,       February 3,       January 29,      2000-       1999-
                                                             2002            2001 (1)            2000          2001        2000
                                                          -----------       -----------       -----------      ------      -------
Net sales (millions)                                        $  602.7         $   545.0         $   450.4        11  %         21 %
Comparable store sales increase (2) (3)                            0 %               4 %               9 %
Annual sales per average square foot (4)                    $    336(5)      $     341         $     329        (l) %          4 %
Sales per average store (thousands)                         $  1,374(5)      $   1,418         $   1,347        (3) %          5 %
Average store size at year end (square feet)                   4,098(5)          4,111             4,094         -  %          - %
Total square feet at year end (thousands)                      1,881(5)          1,669             1,441        13  %         16 %
Number of Limited Too stores:
   Beginning of year                                             406               352               319
     Opened                                                       57                58                42
     Closed                                                       (4)               (4)               (9)
                                                          ----------        ----------        ----------
   End of year                                                   459               406               352
                                                          ==========        ==========        ==========

   mishmash                                                        7                 -                 -
                                                          ==========        ==========        ==========

   Stores remodeled                                                6                10                18

   Stores with "Girl Power" format                               216               156                89

   Percentage of stores in "Girl Power" forrnat                   47 %              38 %              25 %

(1)  Represents the 53-week fiscal year ended February 3, 2001.
(2) A store is included in our comparable store sales calculation once it has completed 52 weeks of operation. Further, stores that have changed more than 20% in square feet are treated as new stores for purposes of this calculation.
(3) Comparable store sales for fiscal 2000 are for the 52-weeks ended January 27, 2001.
(4) Annual sales per average square foot is the result of dividing net sales for the fiscal year by average gross square feet, which reflects the impact of opening and closing stores throughout the year.
(5)  Amount excludes the 7 mishmash stores.

FISCAL YEAR ENDED FEBRUARY 2, 2002 COMPARED TO FISCAL YEAR ENDED FEBRUARY 3,
2001

Net Sales - Net sales for 2001 increased 11% to $602.7 million from $545.0 million for 2000. The increase was primarily a result of the net addition of 53 Limited Too and 7 mishmash stores. Within merchandise categories, sales of cut and sewn casual tops and Active apparel, led by Active bottoms and tees, increased significantly. Also, the Add-on category (principally innerwear, underwear, bras and swimwear) posted solid sales increases.

Gross Income - The gross income rate expressed as a percentage of net sales, increased to 36.1% in fiscal 2001 from 35.3% for 2000. The increase in rate was primarily attributable to a higher merchandise margin arising from improved initial markups which were partially offset by an increase in markdowns. This increase in merchandise margin was partially offset by an increase in buying and occupancy costs, expressed as a percentage of net sales, due to increased store occupancy costs and incremental catazine costs. The Company mailed approximately
21.7 million catazines in fiscal 2001 compared to 12.5 million in 2000.

General, Administrative and Store Operating Expenses - General, administrative and store operating expenses, expressed as a percentage of net sales, decreased to 25.1% from 25.2% for 2000. This decrease was primarily due to lower home office expenses, expressed as a percentage of sales.

Operating Income - Operating income, expressed as a percentage of net sales, increased to 11.0% for 2001 from 10.1% for 2000. The increase was attributable to higher gross income and lower general, administrative and store operating expenses, expressed as a percentage of sales.

Interest Expense, Net - Interest expense, net of interest income, amounted to $583,000 in fiscal 2001 compared to $1.55 million in 2000. Interest expense was for the term portion of borrowings under the Company's Credit Facility, while interest income was earned on the short-term investment of cash balances. Interest expense amounted to $3.8 million and $5.0 million for the fiscal years 2001 and 2000, respectively. The decrease in expense was due to lower interest rates, as well as capitalization of interest on the construction of the distribution center and home office. Interest expense also includes the amortization of financing fees and related costs incurred in connection with the Credit Facility.

Interest income amounted to $3.2 million and $3.5 million for the fiscal years 2001 and 2000, respectively. The decrease in interest income was due to lower interest rates available on short-term securities.

Income Taxes - Income tax expense amounted to $26.4 million for 2001 compared to $21.5 million for 2000. The annual effective tax rate remained unchanged at 40% for fiscal 2001.

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

General, Administrative and Store Operating Expenses - General, administrative and store operating expenses, expressed as a percentage of net sales, decreased to 25.2% from 25.7% for 1999. The leveraging of store expenses associated with a 4% increase in comparable store sales and lower home office expenses, expressed as a percentage of sales, was partially offset by higher catazine and e-commerce related costs.

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

FINANCIAL CONDITION

Our balance sheet remains strong due to a substantial increase in operating income and positive cash flow from operations. We were able to finance all capital expenditures with working capital generated from operations and ended the year with approximately $63.5 million in cash and equivalents. Our debt-to-equity ratio decreased substantially to 39% at February 2, 2002, from 63% at February 3, 2001, as total debt (incurred in connection with the Spin-off) remained unchanged while equity increased principally due to a 23% increase in net income. A more detailed discussion of liquidity, capital resources and capital requirements follows.

Liquidity and Capital Resources

Cash provided from operating activities provided the resources to support operations, including projected growth, seasonal working capital requirements and capital expenditures. A summary of the Company's working capital position and capitalization follows (in thousands):

                                                                      Fiscal Year Ended
                                                          -------------------------------------------
                                                          February 2,     February 3,     January 29,
                                                            2002            2001             2000
                                                          -----------   -------------     -----------
Net cash provided by operating activities                  $  65,457      $  29,209        $  69,547

Working capital, including current portion long-
   term debt of $17,500 at February 2, 2002                   23,815         40,762           26,098
Capitalization:
   Long-term debt                                             32,500         50,000           50,000
   Shareholders equity                                       128,209         79,711           45,467
                                                          -----------   -------------     -----------
Total capitalization                                       $ 160,709      $ 129,711        $  95,467
                                                          ===========   =============     ===========

Additional amounts available under the revolving
   portion of the Credit Facility                          $  50,000      $  50,000        $  50,000


In connection with the Spin-off, the Company entered into a $100-million Credit Facility used to finance a $50-million dividend to The Limited as well as the repayment of a portion of working capital advances made by The Limited prior to the Spin-off. At February 2, 2002, February 3, 2001 and January 29, 2000 only the $50-million five-year term portion of the Credit Facility was outstanding.

Operating Activities

Net cash provided by operating activities amounted to $65.5 million for fiscal 2001 versus $29.2 million for fiscal 2000. An increase in net income plus depreciation and amortization, the timing of income taxes paid and a decreased investment in inventory were the primary causes for the increase. Net cash provided by operating activities decreased to $29.2 million for fiscal 2000 compared to $69.5 million for fiscal 1999. An increase in net income plus depreciation and amortization was more than offset by the timing of cash payments related to accounts payable and accrued expenses in fiscal 2000 and 1999.

Investing Activities

Capital expenditures amounted to $63.6 million, $36.3 million and $31.4 million for fiscal years 2001, 2000 and 1999, respectively. We expended approximately $46 million and $10 million in connection with the construction of our new home office and distribution center in fiscal years 2001 and 2000, respectively. The balance of capital expenditures in fiscal 2001 was incurred primarily to construct new stores and remodel existing stores as was the case for 2000 and 1999.

We anticipate spending between $45 million and $50 million in fiscal 2002 for capital expenditures, of which $17 million to $20 million will be for new stores, remodeling or expansion of existing stores and related fixtures and equipment. We intend to add 210,000 to 220,000 square feet in 2002, which will represent an 11% to 12% increase over year-end 2001. We anticipate that the increase will result from opening approximately 50 to 55 new Limited Too stores and expanding approximately ten stores identified for remodeling. Additionally, we plan to open at least four new mishmash stores during fiscal 2002.

We estimate that the average cost for leasehold improvements, furniture and fixtures for Limited Too stores to be opened in 2002 will be between $175,000 and $190,000 per store, after giving effect to landlord allowances. Average pre-opening costs per store, which will be expensed as incurred, are expected to approximate $10,000 while inventory purchases are expected to average approximately $75,000 per store. We also anticipate capital expenditures between $21 million and $24 million in fiscal 2002 principally related to the completion of a new distribution center and home office scheduled for completion in the first quarter of 2002.

We expect that substantially all capital expenditures in 2002 will be funded by cash on hand and net cash provided by operating activities.

Financing Activities

Financing activities in 2001 and 2000 principally consisted of the issuance of common shares related to restricted stock and stock options plans. Financing activities in 1999 included an increase of $20.9 million in the net investment by The Limited representing $32.9 million of working capital advances through the date of the Spin-off, of which $12 million was repaid on August 13, 1999 with proceeds from the $100-million Credit Facility. Additionally, the Company paid a $50-million cash dividend to The Limited with proceeds from the Credit Facility on August 13, 1999. In connection with the Spin-off, the balance of the net investment by The Limited was converted to common stock and paid in capital based on the 30.7 million shares issued with a par value of $.01 per share. The Company also paid off borrowings under the revolving portion of the $100-million Credit Facility during the third quarter of 1999.

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

Services Agreement

The Services Agreement relates to transitional services that The Limited or its subsidiaries or affiliates provides or provided to us subsequent to the Spin-off. Under this agreement, The Limited provides services in exchange for fees which we believe are similar in material respects to what a third-party provider would charge, and are based on several billing methodologies. Under one of these billing methodologies, which is the most prevalent, The Limited provides us with services at costs comparable to those charged to other businesses operated by The Limited from time to time. We are generally obligated to purchase those services at fees equal to The Limited's costs of providing the services plus 5% of these costs. However, third-party cost components are not subject to the 5% mark-on. Subsequent to fiscal 2000, the services that The Limited provides to us principally relate to merchandise distribution covering flow of goods from factory to store through the third anniversary of the Spin-off.

Store Leases Agreement

At February 2, 2002, 83 of our stores were adjacent to The Limited's stores, many of which are included in 107 stores subject to sublease agreements (the "Store Leases Agreement") with The Limited for stores where we occupy space that The Limited leases from third-party landlords (the "Direct Limited Leases"). Under the terms of the Store Leases Agreement, we are responsible for our proportionate share, based on the size of our selling space, of all costs (principally rent, excess rent, if applicable, maintenance and utilities).

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

                                           Cash           Loan
Remaining Lease Term                      Payment        Amount
--------------------------------          --------      --------

Less than one year                        $      -      $100,000
One to two years                            50,000       100,000
Three to four years                        100,000       100,000
Greater than four years                    100,000       150,000

Approximately 54 of the Direct Limited Leases of which we are a part are scheduled to expire during 2006 or later. We may not assign or sublet our interest in those premises, except to an affiliate, without The Limited's consent. If The Limited intends to sublet or assign its portion of the leased premises under any of the Direct Limited Leases to any non-affiliate, it will be required to give us 60 days notice, and we will be allowed to terminate our interest on that basis.

Approximately 51 of our direct leases are guaranteed by The Limited. Pursuant to the Store Leases Agreement, we are required to make additional payments to The Limited as consideration for the guarantees that The Limited provides under such leases along with amounts for adjacent stores based on those locations achieving certain performance targets.

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

In November 2001, the Company amended the Credit Facility. The amendment allows for the investment of cash in short-term, AAA-rated municipal bonds, as well as less stringent limitations on 2001 capital expenditures and on indebtedness incurred in relation to lease agreements.

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

Critical Accounting Policies

As described in Note 2 to the Consolidated Financial Statements, inventories are valued at the lower of average cost or market, on a first-in, first-out basis, utilizing the retail method. Under the retail method, the valuation of inventories at cost and the resulting gross margins are calculated by applying a calculated cost-to-retail ratio to the retail value of inventories. The retail method is an averaging method that has been widely used in the retail industry due to its practicality. Also, it is recognized that the use of the retail method will result in valuing inventories at lower of cost or market if markdowns are currently taken as a reduction of the retail value of inventories.

Inherent in the retail method are certain significant management judgments and estimates including, among others, initial merchandise markup, markdowns and shrinkage, which significantly impact the ending inventory valuation at cost as well as the resulting gross margins. The Company calculates inventory valuations on an individual item-class basis to ensure a high degree of accuracy in estimating the cost. Management regularly reviews inventories for slow-moving items and records markdowns and reserves to properly state inventory valuations at the lower of cost or market.

Property and equipment are stated at cost, net of accumulated depreciation and amortization. As described in Note 2 to the Consolidated Financial Statements, service lives are established for store assets ranging from 5 to 10 years for building improvements and 3 to 10 years for other property and equipment. Assets are reviewed on an annual basis for impairment, and based on management's judgment, are written down to the estimated fair value based on anticipated future cash flows. No impairment charges have been recorded based on management's review.

Recently Issued Accounting Standards

EITF Issue No. 00-14, "Accounting for Certain Sales Incentives," will be effective in the first quarter of 2002 and addresses the accounting for, and classification of, various sales incentives. The Company has determined that adopting the provisions of this EITF Issue will not have a material impact on its consolidated financial statements.

Statement of Financial Accounting Standards ("SFAS") No. 143, "Accounting for Asset Retirement Obligations," will be effective in the first quarter of 2003. The standard requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes the corresponding estimated retirement cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. Because costs associated with exiting leased properties at the end of the lease terms are minimal, the Company believes that when the statement is adopted, it will not have a significant effect on the Company's results of operations or its financial position.

In October 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supercedes SFAS 121 and applies to all long-lived assets (including discontinued operations) and consequently amends Accounting Principles Board Opinion No. 30 (APB 30), "Reporting Results of Operations Reporting the Effects of Disposal of a Segment of a Business." SFAS 144 develops one accounting model (based on the model in SFAS 121) for long-lived assets that are to be disposed of by sale. This model requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Additionally, SFAS 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS 144 is effective for the Company's first quarter in fiscal 2002. The Company is currently evaluating the impact of adopting SFAS 144 but the Company's management does not expect the adoption of SFAS 144 to have a significant impact on the results of operations, cash flows or the financial position of the Company.

SEASONALITY AND QUARTERLY FLUCTUATIONS

As illustrated in the table below, our business is highly seasonal, with significantly higher sales, gross income and net income realized during the fourth quarter, which includes the holiday selling season.

(In thousands except percentages)


2001 Quarters              First          Second         Third          Fourth
-------------            ----------     ----------     ----------    -----------

Net sales                $136,657       $125,468       $148,763      $ 191,801
   % of full year            22.7 %         20.8 %         24.7 %         31.8 %
Gross income             $ 44,963       $ 40,974       $ 51,382      $  80,203
   % of full year            20.7 %         18.8 %         23.6 %         36.9 %
Net income               $  3,815       $  2,877       $  8,040      $  24,831
   % of full year             9.6 %          7.3 %         20.3 %         62.8 %

2000 Quarters (1)
-----------------

Net sales                $118,753       $108,315       $133,829      $ 184,143
   % of full year            21.8 %         19.9 %         24.5 %         33.8 %
Gross income             $ 39,472       $ 34,731       $ 45,257      $  73,121
   % of full year            20.5 %         18.0 %         23.5 %         38.0 %
Net income               $  3,142       $  1,921       $  6,378      $  20,804
   % of full year             9.7 %          6.0 %         19.8 %         64.5 %

1999 Quarters
-------------

Net sales                $ 94,598       $ 86,365       $114,236      $ 155,227
   % of full year            21.0 %         19.2 %         25.4 %         34.4 %
Gross income             $ 31,274       $ 28,107       $ 37,756      $  61,052
   % of full year            19.8 %         17.8 %         23.9 %         38.5 %
Net income               $  1,622       $  1,004       $  4,740      $  17,210
   % of full year             6.6 %          4.1 %         19.3 %         70.0 %

(1) The fourth quarter of fiscal year 2000 represents the 14-week period ended February 3, 2001.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

The Company cautions that any forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) contained in Management's Discussion and Analysis or made by management of the Company involve risks and uncertainties and are subject to change based on various important factors, many of which may be beyond the Company's control. Forward-looking statements are indicated by words such as "anticipate," "estimate," "expect," "intend," "risk," "could," "may," "will," "pro forma," "likely," "possible," "potential," and similar words and phrases and the negative forms and variations of these words and phrases, and include statements in this Management's Discussion and Analysis relating to anticipated capital expenditures in 2002 for new stores and the remodeling or expansion of existing stores, the completion of a new distribution center and home office, and the related funding. The following factors, among others, in some cases have affected, and in the future could affect, the Company's financial performance and actual results and could cause future performance and financial results to differ materially from those expressed or implied in any forward-looking statements included in this Management's Discussion and Analysis or otherwise made by management: changes in consumer spending patterns, consumer preferences and overall economic conditions; the impact of competition and pricing; changes in weather patterns; currency and exchange risks; changes in existing or potential trade restrictions, duties, tariffs or quotas; changes in political or financial stability; changes in postal rates and charges and paper and printing costs; availability of suitable store locations at appropriate terms; ability to develop new merchandise; ability to hire and train associates; and/or other risk factors that may be described in the Risk Factors section of the Company's Form 10, filed August 18, 1999, as well as other filings with the Securities and Exchange Commission. Future economic and industry trends that could potentially impact revenue and profitability are difficult to predict. Therefore, there can be no assurance that the forward-looking statements included herein will prove to be accurate. In light of the significant uncertainties in the forward-looking statements included herein, the inclusion of such information should not be regarded a representation by the Company, or any other person, that the objectives of the Company will be achieved. The forward-looking statements made herein are based on information presently available to the management of the Company. The Company assumes no obligation to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

                                    TOO, INC.
                        CONSOLIDATED STATEMENTS OF INCOME
                     (in thousands except per-share amounts)

                                            2001           2000          1999
                                          --------       --------      --------
Net sales                                 $602,689       $545,040      $450,426
   Costs of goods sold, buying and
     occupancy costs                       385,167        352,459       292,237
                                          --------       --------      --------
Gross income                               217,522        192,581       158,189
   General, administrative and store
     operating expenses                    150,976        137,285       115,734
                                          --------       --------      --------
Operating income                            66,546         55,296        42,455
Interest expense, net                          583          1,551         1,479
                                          --------       --------      --------
Income before income taxes                  65,963         53,745        40,976
Provision for income taxes                  26,400         21,500        16,400
                                          --------       --------      --------
Net income                                $ 39,563       $ 32,245      $ 24,576
                                          ========       ========      ========

Net income per share:

   Basic                                  $   1.28       $   1.05      $   0.80
                                          ========       ========      ========

   Diluted                                $   1.23       $   1.02      $   0.79
                                          ========       ========      ========

Weighted average common shares:

   Basic                                    31,020         30,740        30,674
                                          ========       ========      ========

   Diluted                                  32,038         31,737        30,974
                                          ========       ========      ========

        The accompanying notes are an integral part of these Consolidated
                             Financial Statements.

                                    TOO, INC.
                           CONSOLIDATED BALANCE SHEETS
                       (In thousands except share amounts)



                                                                              February 2,        February 3,
                                                                                 2002                2001
                                                                              -----------        -----------
                     ASSETS

Current assets:
   Cash and equivalents                                                        $ 63,538            $ 54,788
   Receivables                                                                    2,547               2,422
   Inventories                                                                   44,537              45,715
   Store supplies                                                                10,357               9,050
   Deferred income taxes                                                              -               2,898
   Other                                                                          2,409               1,408
                                                                              ---------            --------
Total current assets                                                            123,388             116,281

Property and equipment, net                                                     126,415              81,184
Deferred income taxes                                                            14,786              10,321
Other assets                                                                        988               1,325
                                                                              ---------            --------

Total assets                                                                   $265,577            $209,111
                                                                              =========            ========

         LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
   Current portion long-term debt                                              $ 17,500            $     --
   Accounts payable                                                              23,341              24,213
   Accrued expenses                                                              39,036              37,703
   Income taxes payable                                                          19,696              13,603
                                                                              ---------            --------
Total current liabilities                                                        99,573              75,519

Long-term debt, less current portion                                             32,500              50,000

Other long-term liabilities                                                       5,295               3,881

Commitments and contingencies

                SHAREHOLDERS' EQUITY
Preferred stock, 50 million shares authorized                                         -                   -
Common stock, $.01 par value, 100 million shares authorized,
   31.3 million and 30.8 million shares issued and outstanding
   at February 2, 2002 and February 3, 2001, respectively                           313                 308
Paid in capital                                                                  35,338              26,408
Retained earnings                                                                92,558              52,995
                                                                              ---------            --------

Total shareholders' equity                                                      128,209              79,711
                                                                              ---------            --------

Total liabilities and shareholders' equity                                     $265,577            $209,111
                                                                              =========            ========

        The accompanying notes are an integral part of these Consolidated
                             Financial Statements.

                                    TOO, INC.
                      CONSOLIDATED STATEMENTS OF CHANGES IN
                              SHAREHOLDERS' EQUITY
                                 (In thousands)

                                                                                            Net
                                                                                         Investment                    Total
                                                      Common Shares            Paid in     by The        Retained   Shareholders'
                                                  ----------------------
                                                   Shares        Amount        Capital     Limited        Earnings      Equity
                                                  --------      --------      --------    ----------      --------   -------------
Balances, January 30, 1999                                                                 $ 50,017                   $ 50,017

Net income prior to Spin-off                                                                  3,826                      3,826
Cash dividend to The Limited                                                                (50,000)                   (50,000)
Distribution of Too, Inc. common stock
   by The Limited                                   30,674      $    307      $ 24,410      (24,717)                         -
Transfers from The Limited, net                                                              20,874                     20,874
Net income after Spin-off                                                                                  20,750       20,750
                                                  --------      --------      --------     --------      --------     --------

Balances, January 29, 2000                          30,674           307        24,410            -        20,750       45,467

Net income                                                                                                 32,245       32,245
Issuance of common stock under stock
   option and restricted stock plans                    85             1         1,100                                   1,101
Other, including tax benefit related to
   issuance of stock under stock option
   and restricted stock plans                                                      898                                     898
                                                  --------      --------      --------     --------      --------     --------

Balances, February 3, 2001                          30,759           308        26,408            -        52,995       79,711

Net income                                                                                                 39,563       39,563
Issuance of common stock under stock
   option and restricted stock plans                   582             5         6,371                                   6,376
Other, including tax benefit related to
   issuance of stock under stock option
   and restricted stock plans                                                    2,559                                   2,559
                                                  --------      --------      --------     --------      --------     --------

Balances, February 2, 2002                          31,341      $    313      $ 35,338     $      -      $ 92,558     $128,209
                                                  ========      ========      ========     ========      ========     ========

              The accompanying notes are an integral part of these
                       Consolidated Financial Statements.

                                    TOO, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)


                                                                                          2001             2000          1999
                                                                                      ----------        ---------    ------------
Cash flows from operating activities:

   Net income                                                                         $   39,563        $  32,245    $     24,576

Impact of other operating activities on cash flows:

   Depreciation and amortization                                                          17,950           16,536          13,804

   Changes in assets and liabilities:
     Inventories                                                                           1,178          (11,059)         (7,091)
     Accounts payable and accrued expenses                                                   536           (6,646)         40,075
     Income taxes                                                                          6,569           (2,319)            980
     Other assets                                                                         (1,753)          (1,386)         (2,999)
     Other liabilities                                                                     1,414            1,838             202
                                                                                      ----------        ---------    ------------

   Net cash provided by operating activities                                              65,457           29,209          69,547
                                                                                      ----------        ---------    ------------
Investing activities:

   Capital expenditures                                                                  (63,598)         (36,308)        (31,424)
                                                                                      ----------        ---------    ------------

   Net cash used for investing activities                                                (63,598)         (36,308)        (31,424)
                                                                                      ----------        ---------    ------------

Financing activities:

   Stock options, restricted stock and other equity changes                                6,891            1,903               -
   Net increase in investment by The Limited                                                   -                -          20,874
   Proceeds from borrowings under the credit facility                                          -                -          64,235
   Payment of dividend to The Limited                                                          -                -         (50,000)
   Repayment of borrowings under the credit facility                                           -                -         (14,235)
                                                                                      ----------        ---------    ------------

   Net cash provided by financing activities                                               6,891            1,903          20,874
                                                                                      ----------        ---------    ------------

   Net increase (decrease) in cash and equivalents                                         8,750           (5,196)         58,997

   Cash and equivalents, beginning of year                                                54,788           59,984             987
                                                                                      ----------        ---------    ------------
   Cash and equivalents, end of year                                                  $   63,538        $  54,788    $     59,984
                                                                                      ==========        =========    ============


        The accompanying notes are an integral part of these Consolidated
                              Financial Statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF FINANCIAL STATEMENT PRESENTATION

Too, Inc., (referred to herein as "Too" or the "Company") is the operator of two specialty retailing businesses, Limited Too and mishmash. Limited Too sells apparel, underwear, sleepwear, swimwear, footwear, lifestyle and personal care products for fashion-aware, trend-setting young girls ages seven to fourteen years. mishmash, launched by the Company in late September 2001, sells cosmetics, sportswear, intimate apparel and footwear to young women ages fourteen to nineteen. The assortment also includes accessories, jewelry, room decor furnishings and lifestyle products. The accompanying consolidated financial statements include the accounts of Too, Inc. and its subsidiaries and reflect the Company's assets, liabilities, results of operations and cash flows on a historical cost basis. The Company was established in 1987 and, prior to the August 1999 Spin-off, was a wholly-owned subsidiary of The Limited, Inc. ("The Limited").

Effective August 23, 1999, The Limited distributed to its shareholders of record as of August 11, 1999, all of its interest in Too on the basis of one share of Too common stock for each seven shares of The Limited common stock (the "Spin-off"). The Spin-off resulted in 30.7 million shares of Too common stock outstanding as of August 23, 1999. As a result of the Spin-off, the Company became an independent, separately traded, public company. In connection with the Spin-off, Too and The Limited entered into certain agreements which are more fully described in Note 8. From the time of the Spin-off until December 31, 2001 (the most recent date for which the Company has been provided beneficial ownership information for the shareholder), the Company's largest shareholder was also the largest shareholder of The Limited.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Too and all subsidiaries which are more than 50% owned. All significant intercompany balances and transactions have been eliminated in consolidation. The Company has one reportable segment which includes all of its products.

Fiscal Year

The Company's fiscal year ends on the Saturday closest to January 31. Fiscal years are designated in the financial statements and notes by the calendar year in which the fiscal year commences. The results for fiscal years 2001 and 1999 represent the 52-week periods ended February 2, 2002 and January 29, 2000, respectively, while the 2000 fiscal year represents the 53-week period ended February 3, 2001.

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

Catalog and Advertising Costs

Catalog costs, principally catalog production and mailing costs, are amortized over the expected revenue stream, which is generally three months from the date that the catalogs are first mailed. All other advertising costs, including costs associated with in-store photographs and direct mail campaigns, are expensed at the time the promotion first appears in media or in the store. Advertising costs amounted to $14.8 million, $8.4 million and $1.7 million for fiscal years 2001, 2000 and 1999, respectively.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are computed on a straight-line basis, using service lives ranging principally from 5 to 10 years for building improvements and 3 to 10 years for other property and equipment. The cost of assets sold or retired and the related accumulated depreciation or amortization are removed from the accounts, with any resulting gain or loss included in net income. Interest costs associated with the construction of certain long-term projects are capitalized. Maintenance and repairs are charged to expense as incurred. Major renewals and betterments that extend service lives are capitalized.

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

Prior to the Spin-off, the Company was included in The Limited's consolidated federal and certain state income tax returns for income tax reporting purposes. However, income taxes in the Company's consolidated financial statements were calculated as if the Company had filed separate income tax returns for all periods presented. In connection with the Spin-off, the Company entered into a tax separation agreement with The Limited. The purpose of this agreement was to reflect each party's rights and obligations relating to payment and refunds of taxes attributable to periods up to and including the year of the Spin-off.

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

Financial Instruments

The recorded values of financial instruments, including cash and cash equivalents, receivables, the current portion of long-term debt and accounts payable, approximate fair value due to their short maturity. The recorded value of long-term debt approximates fair value as the interest rate on such debt was reset near the end of fiscal 2001.

Stock-based Compensation

The Company accounts for stock options using Accounting Principle Board Opinion No. 25 (APB 25) and has provided pro forma disclosures in accordance with Statement of Financial Accounting Standards No. 123 (SFAS 123).

Earnings Per Share

Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if stock options or restricted stock were converted into common stock using the treasury stock method.

Earnings per share, as presented in the Consolidated Statements of Income, for periods prior to the Spin-off was calculated by dividing net income by the 30.7 million common shares issued in connection with the Spin-off as if these shares were outstanding for such periods. A reconciliation of basic and diluted common shares used in the determination of earnings per share follows (in thousands):

                                                     2001            2000            1999
                                                  ---------       ---------        ---------
Net income                                        $  39,563       $  32,245        $  24,576
                                                  =========       =========        =========

Weighted average common shares - basic               31,020          30,740           30,674
Dilutive effect of stock options
   and restricted stock                               1,018             997              300
                                                  ---------       ---------        ---------
Weighted average common shares - diluted             32,038          31,737           30,974
                                                  =========       =========        =========

Options to purchase 208,000, 174,200 and 9,000 common shares were not included in the computation of net income per diluted share for the fiscal years ended February 2, 2002, February 3, 2001 and January 29, 2000, respectively, as the options' exercise prices were greater than the average market price of the common shares for the reported periods.

Use of Estimates in the Preparation of the Consolidated Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Because actual results may differ from those estimates, the Company revises its estimates and assumptions as new information becomes available.

Recently Issued Accounting Standards

EITF Issue No. 00-14, "Accounting for Certain Sales Incentives," will be effective in the first quarter of 2002 and addresses the accounting for, and classification of, various sales incentives. The Company has determined that adopting the provisions of this EITF Issue will not have a material impact on its consolidated financial statements.

Statement of Financial Accounting Standards ("SFAS") No. 143, "Accounting for Asset Retirement Obligations," will be effective in the first quarter of 2003. The standard requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes the corresponding estimated retirement cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. Because costs associated with exiting leased properties at the end of the lease terms are minimal, the Company believes that when the statement is adopted, it will not have a significant effect on the Company's results of operations or its financial position.

In October 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supercedes SFAS 121 and applies to all long-lived assets (including discontinued operations) and consequently amends Accounting Principles Board Opinion No. 30 (APB 30), "Reporting Results of Operations Reporting the Effects of Disposal of a Segment of a Business." SFAS 144 develops one accounting model (based on the model in SFAS 121) for long-lived assets that are to be disposed of by sale. This model requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Additionally, SFAS 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS 144 is effective for the Company's first quarter in fiscal 2002. The Company is currently evaluating the impact of adopting SFAS 144 but the Company's management does not expect the adoption of SFAS 144 to have a significant impact on the results of operations, cash flows or the financial position of the Company.

Reclassifications

Certain reclassifications have been made to the prior years' financial statements to conform to the classifications used in the current year.

3. PROPERTY AND EQUIPMENT

Property and equipment, at cost, consisted of (in thousands):

                                           February 2,           February 3,
                                              2002                  2001
                                           -----------           -----------

Land                                        $   7,797             $   7,691
Furniture, fixtues and equipment              105,554                93,880
Leaseholds improvements                        45,408                42,528
Construction-in-progress                       49,069                 3,643
                                           -----------           -----------
   Total                                      207,828               147,742
Less: accumulated depreciation and
   amortization                               (81,413)              (66,558)
                                           -----------           -----------
Property and equipment, net                 $ 126,415             $  81,184
                                           ===========           ===========


4. LEASED FACILITIES AND COMMITMENTS

The Company operated stores under lease agreements expiring on various dates through 2012. The initial terms of leases are generally 10 years. Annual store rent is generally composed of a fixed minimum amount, plus contingent rent based on a percentage of sales exceeding a stipulated amount. Many of the leases provide for future rent escalations and renewal options. Most leases require the Company to pay taxes, common area costs and certain other expenses.

At February 2, 2002, the Company operated 107 stores under sublease agreements with The Limited. These sublease agreements require the Company to pay a proportionate share, based on selling space, of all costs, principally rent, maintenance, taxes and utilities. Pursuant to the sublease agreements, the Company is required to pay contingent rent to The Limited if stores' sales exceed a stipulated amount. The Limited also provides guarantees on 51 store leases and assesses a fee based on stores' sales exceeding defined levels.

In addition, the Company leases certain equipment under operating lease agreements that expire at various dates through 2006.

A summary of rent expense for the fiscal years 2001, 2000, and 1999 follows (in thousands):

                                       2001           2000           1999
                                     --------       --------       --------

Fixed minimum                        $ 42,448       $ 36,881       $ 32,515
Contingent                              1,290          1,649          1,037
                                     --------       --------       --------
   Total store rent                    43,738         38,530         33,552
Equipment and other                     1,311          1,074          1,077
                                     --------       --------       --------
   Total rent expense                $ 45,049       $ 39,604       $ 34,629
                                     ========       ========       ========

A summary of minimum rent commitments under noncancellable leases as of February 2, 2002 follows (in thousands):

2002                        $  48,463
2003                           48,289
2004                           46,618
2005                           41,633
2006                           34,610
Thereafter                     81,403


5. ACCRUED EXPENSES

Accrued expenses consisted of (in thousands):

                                                  February 2,       February 3,
                                                     2002              2001
                                                  -----------       -----------

Compensation, payroll taxes and benefits           $ 16,474          $ 16,057
Rent                                                  7,225             8,276
Deferred revenue                                      6,120             4,973
Taxes, other than income                              3,727             3,864
Other                                                 5,490             4,533
                                                  -----------       -----------
   Total                                           $ 39,036          $ 37,703
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

The $50-million revolving loan commitment is available to fund working capital requirements and for general corporate purposes. Interest on borrowings under the Credit Facility is based on matrix pricing applied to either the London Interbank Offered Rate or Prime, as defined in the agreement. Payments of principal under the term loan are due at various dates from July 2002 to August 2004. A commitment fee based on matrix pricing is charged on the unused portion of the revolving loan commitment. The commitment fee is up to 1/2 of 1% of the unused revolving credit commitment per annum. Under the terms of the Credit Facility, the Company is required to comply with certain financial ratios. The Credit Facility limits the Company from incurring certain additional indebtedness and restricts substantial asset sales, capital expenditures above approved limits and cash dividends. The Company is in compliance with all applicable terms of the Credit Facility. As of February 2, 2002, there were no amounts outstanding under the revolving portion of the Credit Facility.

The aggregate amount of future maturities for long-term debt are as follows:
$17.5 million in 2002; $20.0 million in 2003; and $12.5 million in 2004.

Net interest expense consisted of the following (in thousands):



                                 2001           2000          1999
                               --------       --------      --------

Interest expense               $  3,787       $  5,044      $  2,622
Interest income                  (3,204)        (3,493)       (1,143)
                               --------       --------      --------
   Net interest expense        $    583       $  1,551      $  1,479
                               ========       ========      ========

Interest paid in fiscal 2001, 2000 and 1999 amounted to $3.0 million, $4.7 million and $2.1 million, respectively.

7. INCOME TAXES

The provision for income taxes consisted of the following (in thousands):

                                2001             2000            1999
                              --------         --------        --------

Current:
   Federal                    $ 21,877         $ 19,534        $ 13,631
   State                         5,073            4,443           3,447
                              --------         --------        --------
   Total current                26,950           23,977          17,078
Deferred:
   Federal                        (626)          (2,347)           (621)
   State                            76             (130)            (57)
                              --------         --------        --------
   Total deferred                 (550)          (2,477)           (678)
                              --------         --------        --------
Total income tax provision    $ 26,400         $ 21,500        $ 16,400
                              ========         ========        ========

A reconciliation between the statutory federal income tax rate and the effective income tax rate follows:

                                                  2001        2000        1999
                                                --------    --------    --------

Federal income tax rate                           35.0 %      35.0 %      35.0 %
State income taxes, net of federal benefit         4.5         4.5         4.5
Other items, net                                   0.5         0.5         0.5
                                                ------      ------      ------
Total effective income tax rate                   40.0 %      40.0 %      40.0 %
                                                ======      ======      ======

The effect of temporary differences which give rise to net deferred tax asset balances was as follows (in thousands):

                                                    February 2,              February 3,
                                                       2002                     2001
                                        ---------------------------------    -----------
                                          Assets    Liabilities    Total
                                        ----------  -----------   -------
Book depreciation in excess of tax      $    3,764   $      -     $ 3,764       $ 2,787
Rent                                         1,366          -       1,366         1,679
Inventory                                    1,495          -       1,495         1,149
Accrued expenses                             5,679          -       5,679         4,558
Store supplies - basis differential              -     (2,594)     (2,594)            -
Other, net                                   4,059          -       4,059         3,046
                                        ----------  ---------     -------    ----------
   Total deferred income taxes          $   16,363   $ (2,594)    $13,769       $13,219
                                        ==========  =========     =======    ==========

No valuation allowance has been provided for deferred tax assets because management believes that it is more likely than not that the full amount of the net deferred tax assets will be realized in the future.

Income taxes payable included net current deferred tax liabilities of $1.0 million in fiscal year 2001.

Subsequent to the Spin-off, the Company began filing its tax returns on a separate basis. Prior to the Spin-off, income tax obligations were treated as being settled through the intercompany accounts as if the Company was filing its income tax returns on a separate company basis. Amounts paid to The Limited related to income tax liabilities incurred prior to the Spin-off totaled $640,000, $8.5 million and $12.0 million in fiscal years 2001, 2000 and 1999, respectively. Subsequent to the Spin-off, the Company made income tax payments directly to taxing authorities amounting to $21.4 million, $16.1 million and $2.7 million in fiscal years 2001, 2000 and 1999, respectively.

8. RELATED PARTY TRANSACTIONS

Prior to the Spin-off, the Company and The Limited entered into service agreements for generally a term of up to one year with most of the agreements having expired during fiscal 2000. The remaining service agreements are for the continued use by the Company of its home office space and distribution services covering flow of goods from factory to store. These agreements are for a term of up to three years from the Spin-off date. Costs for these services are The Limited's costs of providing the services plus 5% of these costs, excluding any markup on third-party costs.

Significant merchandise purchases were made from Mast, a wholly-owned subsidiary of The Limited. In fiscal year 2000 and 1999, merchandise purchases were also made from Gryphon, an indirect subsidiary of The Limited. Mast is a contract manufacturer and apparel importer while Gryphon was a developer of fragrance and personal care products as well as a contract manufacturer. Prices are negotiated on a competitive basis by merchants of Too with Mast, Gryphon and manufacturers.

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

The following table summarizes amounts incurred related to transactions between Too and The Limited (in thousands):

                                                                    2001         2000         1999
                                                                  --------     --------     --------
Merchandise purchases                                             $ 67,441     $ 74,866     $ 71,235
Capital expenditures                                                     -        9,038       29,867
Inbound and outbound shipping                                        8,359        8,717        6,790
Store leasing construction and management                           19,144       34,799       58,471
Distribution center, MIS and home office expenses                    8,571       12,325       12,508
Corporate services and centrally managed functions                       -            -        8,723
                                                                  --------     --------     --------
                                                                  $103,515     $139,745     $187,594
                                                                  ========     ========     ========

Amounts payable to the Limited were $8.0 million at February 2, 2002 and $13.2 million at February 3, 2001.

The following table summarizes activity in the net investment by The Limited account for fiscal year 1999 (in thousands):

                                                                    1999
                                                                 ---------
Beginning balance                                                $  50,017
Transactions with related parties                                  107,197
Centralized cash management, dividends and transfers              (173,040)
Settlement of income taxes                                          12,000
Net income                                                           3,826
                                                                 ---------
Ending balance                                                   $       -
                                                                 ---------

9.  RETIREMENT BENEFITS

The Company sponsors a qualified defined contribution retirement plan and a nonqualified supplemental retirement plan. Participation in the qualified plan is available to all associates who have completed 1,000 or more hours of service with the Company during certain 12-month periods and attained the age of 21. Participation in the nonqualified plan is subject to service and compensation requirements. The Company's contributions to these plans are based on a percentage of the associates' eligible annual compensation. The cost of these plans was $4.9 million, $4.2 million, and $2.9 million in fiscal years 2001, 2000 and 1999, respectively.

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

Approximately 100,000 and 524,000 restricted shares were granted, respectively, in 2000 and 1999 (inclusive of The Limited's restricted shares converted to Too restricted shares in connection with the Spin-off) with total market value at the grant date of $2.7 million and $8.9 million, respectively. All 100,000 restricted shares granted in 2000 and 399,000 of the restricted shares granted in 1999 were subject to performance requirements all of which have been met. Restricted shares generally vest on a graduated scale over four years. The market value of restricted shares, as adjusted at the measurement date for shares with performance requirements, is being amortized over the vesting period. Compensation expense related to restricted shares amounted to $2.7 million, $4.3 million and $1.7 million for 2001, 2000 and 1999, respectively. No restricted shares were granted in 2001.

A summary of changes in the Company's stock option plans for fiscal years 2001, 2000 and 1999 is presented below:

                                                  2001                           2000                         1999
                                        ----------------------------  -----------------------------  -----------------------------
                                                         Weighted                       Weighted                       Weighted
                                         Number of    Average Option    Number of    Average Option   Number of     Average Option
                                            Shares     Price/Share       Shares       Price/Share       Shares       Price/Share
                                        ----------    --------------  -----------    --------------  ------------   --------------
Outstanding at beginning of year         2,336,200        $  14        1,897,400          $  11               -              -

   Granted and converted                   499,100        $  17          614,300          $  26       1,913,600          $  11

   Exercised                              (393,800)       $  10          (38,400)         $  10               -              -

   Canceled                                (36,500)       $  17         (137,100)         $  16         (16,200)         $   9
                                        ----------    ---------       ----------     ----------      ----------     ----------

Outstanding at end of year               2,405,000        $  16        2,336,200          $  14      $1,897,400          $  11
                                        ==========    =========       ==========     ==========      ==========     ==========

Options exercisable at end of year         662,000        $  15          514,200          $  11          25,300          $  10
                                        ==========    =========       ==========     ==========      ==========     ==========

The following table summarizes information about stock options outstanding at February 2, 2002:


                             Options Outstanding                  Options Exercisable
               ----------------------------------------------  --------------------------
                                 Weighted
                                 Average          Weighted                    Weighted
   Range of       Number        Remaining         Average        Number       Average
Exercise Price Outstanding   Contractual Life  Exercise Price  Exercisable Exercise Price
-------------- -----------   ----------------  --------------  ----------- --------------

$ 5 - $10         580,000          5.3              $ 7          140,200        $ 7
$l0 - $15         462,200          6.4              $11          259,700        $11
$15 - $20         784,000          8.3              $16          128,000        $17
$20 - $25          71,300          9.0              $23            9,100        $24
$25 - $32         507,500          8.3              $27          125,000        $27
               ----------    ----------------  --------------  ----------- --------------
                2,405,000          7.2              $16          662,000        $15
               ==========    ================  ==============  =========== ==============

The weighted average fair value per-share of options granted is estimated using the Black-Scholes option-pricing model and the following weighted average assumptions for fiscal years 2001, 2000 and 1999, respectively: price volatility of 40%, 45% and 35%, risk-free interest rate of 4.0%, 5.5% and 7.0%, and expected life of 5.0, 5.5 and 5.2 years. Additionally, for fiscal years 2001, 2000 and 1999, no expected dividends are assumed and the forfeiture rate is 20%.

Shares reserved under the various plans amounted to 5.4 million as of February 2, 2002, and 3.8 million as of February 3, 2001 and January 29, 2000. The weighted average fair value of options granted during fiscal years 2001, 2000 and 1999, respectively, was $6.99, $13.29 and $4.82.

Under APB 25, no compensation expense is recognized in the financial statements for stock options. Had compensation expense been recognized for stock-based compensation plans in accordance with the Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," the Company would have recorded net income of $37.7 million, $30.9 million and $24.0 million, and diluted earnings per share of $1.18, $.97 and $.78, for fiscal years 2001, 2000 and 1999, respectively.

11. LEGAL MATTERS

There are various claims, lawsuits and pending actions against Too incident to the operations of its business. It is the opinion of management that the ultimate resolution of these matters will not have a material adverse effect on Too's results of operations, cash flows or financial position.

12. QUARTERLY FINANCIAL DATA (Unaudited, in thousands except per-share amounts)


2001                               First   Second    Third   Fourth
------------------------------   -------- -------- -------- --------
Net sales                        $136,657 $125,468 $148,763 $191,801
Gross income                       44,963   40,974   51,382   80,203
General, administrative and
   store operating expenses        38,516   35,720   37,968   38,772
Net income                          3,815    2,877    8,040   24,831
Earnings per share - basic       $   0.12 $   0.09 $   0.26 $   0.79
Earnings per share - diluted     $   0.12 $   0.09 $   0.25 $   0.77
Market price per share:
   - High                        $  21.53 $  27.40 $  29.10 $  30.23
   - Low                         $  15.27 $  18.43 $  18.00 $  23.00
   - Close                       $  19.04 $  23.20 $  27.35 $  27.16


2000 - (1)                         First   Second    Third   Fourth
------------------------------   -------- -------- -------- --------
Net sales                        $118,753 $108,315 $133,829 $184,143
Gross income                       39,472   34,731   45,257   73,121
General, administrative and
   store operating expenses        33,858   31,133   34,118   38,176
Net income                          3,142    1,921    6,378   20,804
Earnings per share - basic       $   0.10 $   0.06 $   0.21 $   0.68
Earnings per share - diluted     $   0.10 $   0.06 $   0.20 $   0.66
Market price per share:
   - High                        $  35.38 $  32.38 $  27.06 $  23.44
   - Low                         $  15.50 $  17.75 $  19.50 $  11.31
   - Close                       $  29.94 $  22.00 $  22.13 $  18.60




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

Report of Management

We are responsible for the preparation and integrity of Too, Inc.'s financial statements and other financial information presented in this Annual Report. The financial statements were prepared in accordance with accounting principles generally accepted in the United States of America and include certain amounts based upon our estimates and assumptions.

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

Michael W. Rayden                           Kent A. Kleeberger
Chairman of the Board, President and        Executive Vice President - Chief
Chief Executive Officer                     Financial Officer, Logistics
Too, Inc.                                   and Systems, Secretary and Treasurer
                                            Too, Inc.

                        Report of Independent Accountants

To the Board of Directors and Shareholders of Too, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Too, Inc. and its subsidiaries at February 2, 2002 and February 3, 2001, and the results of their operations and their cash flows for each of the three years in the period ended February 2, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Columbus, Ohio
February 20, 2002